Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

/s/ Graham Shuttleworth

Graham Shuttleworth

Senior Executive Vice President

and Chief Financial Officer

Toronto, Canada

February 12, 2019

BARRICK YEAR-END 2018	86

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s management is responsible for establishing and maintaining internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2018. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 88 - 89 of Barrick’s 2018 Annual Financial Statements.

BARRICK YEAR-END 2018	87

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barrick Gold Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries, (together, the company) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the company’s consolidated financial statements and on the company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 12, 2019

We have served as the company’s auditor since at least 1982. We have not been able to determine the specific year we began serving as auditor of the company.

Consolidated Statements of Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars, except per share data)	2018	2017
Revenue (notes 5 and 6)	$7,243	$8,374
Costs and expenses
Cost of sales (notes 5 and 7)	5,220	5,300
General and administrative expenses (note 11)	265	248
Exploration, evaluation and project expenses (notes 5 and 8)	383	354
Impairment charges (reversals) (note 10)	900	(212)
Loss on currency translation (note 9b)	136	72
Closed mine rehabilitation (note 27b)	(13)	55
Income from equity investees (note 16)	(46)	(76)
Gain on non-hedge derivatives (note 25e)	—	(6)
Other expense (income) (note 9a)	90	(799)
Income before finance items and income taxes	308	3,438
Finance costs, net (note 14)	(545)	(691)
Loss (income) before income taxes	(237)	2,747
Income tax expense (note 12)	(1,198)	(1,231)
Net (loss) income	($1,435)	$1,516
Attributable to:
Equity holders of Barrick Gold Corporation	($1,545)	$1,438
Non-controlling interests (note 32)	$110	$78
Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 13)
Net (loss) income
Basic	($1.32)	$1.23
Diluted	($1.32)	$1.23

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2018	90	FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2018	2017
Net (loss) income	($1,435)	$1,516
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax ($12) and $3	8	(16)
Realized (gains) losses on derivatives designated as cash flow hedges, net of tax $3 and ($9)	(2)	23
Currency translation adjustments, net of tax $nil and $nil	(9)	9
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on post-employment benefit obligations, net of tax $nil and ($6)	(2)	18
Net change on equity investments, net of tax $nil and $nil	16	4
Total other comprehensive income	11	38
Total comprehensive (loss) income	($1,424)	$1,554
Attributable to:
Equity holders of Barrick Gold Corporation	($1,534)	$1,476
Non-controlling interests	$110	$78

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2018	91	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2018	2017
OPERATING ACTIVITIES
Net (loss) income	($1,435)	$1,516
Adjustments for the following items:
Depreciation	1,457	1,647
Finance costs (note 14)	560	705
Impairment charges (reversals) (note 10)	900	(212)
Income tax expense (note 12)	1,198	1,231
Loss on currency translation (note 9b)	136	72
Gain on sale of non-current assets/investments (note 9a)	(68)	(911)
Change in working capital (note 15)	(173)	(590)
Other operating activities (note 15)	(62)	(319)
Operating cash flows before interest and income taxes	2,513	3,139
Interest paid	(350)	(425)
Income taxes paid	(398)	(649)
Net cash provided by operating activities	1,765	2,065
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(1,400)	(1,396)
Sales proceeds	70	28
Divestitures (note 4)	—	990
Investment purchases	(159)	(7)
Net funds (invested) received from equity method investments	(5)	48
Net cash used in investing activities	(1,494)	(337)
FINANCING ACTIVITIES
Debt (note 25b)
Repayments	(687)	(1,533)
Dividends (note 31)	(125)	(125)
Funding from non-controlling interests (note 32)	24	13
Disbursements to non-controlling interests (note 32)	(108)	(139)
Debt extinguishment costs	(29)	(102)
Net cash used in financing activities	(925)	(1,886)
Effect of exchange rate changes on cash and equivalents	(9)	3
Net decrease in cash and equivalents	(663)	(155)
Cash and equivalents at beginning of year (note 25a)	2,234	2,389
Cash and equivalents at the end of year	$1,571	$2,234

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2018	92	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars)	As at December 31, 2018	As at December 31, 2017
ASSETS
Current assets
Cash and equivalents (note 25a)	$1,571	$2,234
Accounts receivable (note 18)	248	239
Inventories (note 17)	1,852	1,890
Other current assets (note 18)	307	321
Total current assets	3,978	4,684
Non-current assets
Non-current portion of inventory (note 17)	1,696	1,681
Equity in investees (note 16)	1,234	1,213
Property, plant and equipment (note 19)	12,826	13,806
Intangible assets (note 20a)	227	255
Goodwill (note 20b)	1,176	1,330
Deferred income tax assets (note 30)	259	1,069
Other assets (note 22)	1,235	1,270
Total assets	$22,631	$25,308
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 23)	$1,101	$1,059
Debt (note 25b)	43	59
Current income tax liabilities	203	298
Other current liabilities (note 24)	321	331
Total current liabilities	1,668	1,747
Non-current liabilities
Debt (note 25b)	5,695	6,364
Provisions (note 27)	2,904	3,141
Deferred income tax liabilities (note 30)	1,236	1,245
Other liabilities (note 29)	1,743	1,744
Total liabilities	13,246	14,241
Equity
Capital stock (note 31)	20,883	20,893
Deficit	(13,453)	(11,759)
Accumulated other comprehensive loss	(158)	(169)
Other	321	321
Total equity attributable to Barrick Gold Corporation shareholders	7,593	9,286
Non-controlling interests (note 32)	1,792	1,781
Total equity	9,385	11,067
Contingencies and commitments (notes 2, 17, 19 and 36)
Total liabilities and equity	$22,631	$25,308

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ John L. Thornton	/s/ J. Brett Harvey

John L. Thornton, Chairman	J. Brett Harvey, Director

BARRICK YEAR-END 2018	93	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At December 31, 2017	1,166,577	$20,893	($11,759)	($169)	$321	$9,286	$1,781	$11,067
Impact of adopting IFRS 15 on
January 1, 2018 (note 2y)	—	—	64	—	—	64	—	64
At January 1, 2018 (restated)	1,166,577	$20,893	($11,695)	($169)	$321	$9,350	$1,781	$11,131
Net (loss) income	—	—	(1,545)	—	—	(1,545)	110	(1,435)
Total other comprehensive income	—	—	—	11	—	11	—	11
Total comprehensive (loss) income	—	$—	($1,545)	$11	$—	($1,534)	$110	($1,424)
Transactions with owners
Dividends	—	—	(199)	—	—	(199)	—	(199)
Issued on exercise of stock options	20	—	—	—	—	—	—	—
Dividend reinvestment plan	1,250	14	(14)	—	—	—	—	—
Funding from non-controlling interests	—	—	—	—	—	—	24	24
Other decrease in non-controlling interests	—	—	—	—	—	—	(123)	(123)
Other[3]	—	(24)	—	—	—	(24)	—	(24)
Total transactions with owners	1,270	($10)	($213)	$—	$—	($223)	($99)	($322)
At December 31, 2018	1,167,847	$20,883	($13,453)	($158)	$321	$7,593	$1,792	$9,385

At January 1, 2017	1,165,574	$20,877	($13,074)	($189)	$321	$7,935	$2,378	$10,313
Net Income	—	—	1,438	—	—	1,438	78	1,516
Total other comprehensive income	—	—	18	20	—	38	—	38
Total comprehensive income	—	$—	$1,456	$20	$—	$1,476	$78	$1,554
Transactions with owners
Dividends	—	—	(125)	—	—	(125)	—	(125)
Dividend reinvestment plan	1,003	16	(16)	—	—	—	—	—
Decrease in non-controlling interests (note 4d)	—	—	—	—	—	—	(493)	(493)
Funding from non-controlling interests	—	—	—	—	—	—	13	13
Other decrease in non-controlling interests	—	—	—	—	—	—	(195)	(195)
Total transactions with owners	1,003	$16	($141)	$—	$—	($125)	($675)	($800)
At December 31, 2017	1,166,577	$20,893	($11,759)	($169)	$321	$9,286	$1,781	11,067
[1]	Includes cumulative translation adjustments as at December 31, 2018: $82 million loss (2017: $73 million loss).

[2]

Includes additional paid-in capital as at December 31, 2018: $283 million (December 31, 2017: $283 million) and convertible borrowings – equity component as at December 31, 2018: $38 million (December 31, 2017: $38 million).

[3]	Represents a reversal of a previously recognized deferred tax asset, which was originally recognized in capital stock.

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2018	94	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation.    Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, SAR, TZS, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Saudi riyal, Tanzanian shillings, South African rand, and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s head office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, and the Dominican Republic and our producing copper mine is in Zambia. We hold a 50% interest in Veladero, a gold mine located in Argentina, a 50% interest in Kalgoorlie, a gold mine located in Australia, and a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a 50% interest in Zaldívar, a copper mine located in Chile and a 50% interest in Jabal Sayid, a copper mine located in Saudi Arabia. We also have various projects located throughout the Americas and Africa. We sell our gold and copper production into the world market. On January 1, 2019, we closed the merger of Barrick and Randgold Resources Limited (“Randgold”). Refer to note 37 for further details.

2 > SIGNIFICANT ACCOUNTING POLICIES

a)    Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 12, 2019.

b)    Basis of Preparation

Subsidiaries

These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. For non wholly-owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit or loss for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in joint operations, we recognize our share of any assets, liabilities, revenues and expenses of the JO.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investments in JVs are accounted for using the equity method.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and our share of post-acquisition movements in Other Comprehensive Income (“OCI”).

Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2018:

BARRICK YEAR-END 2018	95	NOTES TO FINANCIAL STATEMENTS

	Place of business	Entity type	Economic interest[1]	Method[2]
Acacia Mining plc[3]	Tanzania	Subsidiary, publicly traded	63.9%	Consolidation
Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation
South Arturo[3]	United States	Subsidiary	60%	Consolidation
Norte Abierto Project[4]	Chile	JO	50%	Our share
Donlin Gold Project	United States	JO	50%	Our share
Kalgoorlie Mine	Australia	JO	50%	Our share
Porgera Mine[5]	Papua New Guinea	JO	47.5%	Our share
Turquoise Ridge Mine[5]	United States	JO	75%	Our share
Veladero[6]	Argentina	JO	50%	Our share
GNX[7,8]	Chile	JV	50%	Equity Method
Jabal Sayid[7]	Saudi Arabia	JV	50%	Equity Method
Kabanga Project[7,8]	Tanzania	JV	50%	Equity Method
Zaldívar[7]	Chile	JV	50%	Equity Method
[1]	Unless otherwise noted, all of our joint arrangements are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
[2]	For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
[3]	We consolidate our interests in Acacia, Pueblo Viejo and South Arturo and record a non-controlling interest for the 36.1%, 40% and 40%, respectively, that we do not own.
[4]

We divested 25% of Cerro Casale on June 9, 2017, bringing our ownership down to 50%. As part of that transaction, we formed a joint operation with Goldcorp. The joint operation, which is now referred to as the Norte Abierto project, includes the Cerro Casale, Caspiche and Luciano deposits.

[5]	We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
[6]	We divested 50% of Veladero on June 30, 2017, bringing our ownership down to 50%.
[7]	Barrick has commitments of $307 million relating to its interest in the joint ventures.
[8]

These JVs are early stage exploration projects and, as such, do not have any significant assets, liabilities, income, contractual commitments or contingencies. Expenses are recognized through our equity pick-up (loss). Refer to note 16 for further details.

c)    Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

d)    Non-current Assets and Disposal Groups Held-for-Sale and Discontinued Operations

Non-current assets and disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that the value of these assets will be recovered primarily through sale rather than through continuing use. They are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the income statement. Once classified as HFS, property, plant and equipment are no longer amortized. The assets and liabilities are presented as HFS in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification.

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company and represents a major line of business or geographic area, and the value of this component is expected to be recovered primarily through sale rather than continuing use.

Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income/loss from discontinued operations.

BARRICK YEAR-END 2018	96	NOTES TO FINANCIAL STATEMENTS

e)    Foreign Currency Translation

The functional currency of the Company, for each subsidiary of the Company, and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
•

Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);

•	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
•	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
•

Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

f)    Revenue Recognition

We record revenue when evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;
•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
•	The amount of revenue can be reliably measured;
•	It is probable that the economic benefits associated with the sale will flow to us; and
•	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sales price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

The above revenue recognition policy is applicable to contracts where revenue transactions were completed in 2017, with any contracts where revenue transactions were completed or entered into in 2018 accounted for in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as disclosed in Note 2y of these consolidated financial statements.

g)    Exploration and Evaluation

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a prefeasibility study, and we have recognized reserves in accordance with the Canadian Securities Administrators’ National Instrument 43-101, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2n.

h)    Production Stage

A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit

BARRICK YEAR-END 2018	97	NOTES TO FINANCIAL STATEMENTS

stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

i)    Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options that have an exercise price less than the average market price of our common shares are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

j)    Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax assets and unused tax losses can be utilized, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes

Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

k)    Other Investments

Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments (referred to as “other investments”) are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI.

l)    Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form.

Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including

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capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling and processing costs.

Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

m)    Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include:

•	Net profits interest (NPI) royalty to other than a government,
•	Modified net smelter return (NSR) royalty,
•	Net smelter return sliding scale (NSRSS) royalty,
•	Gross proceeds sliding scale (GPSS) royalty,
•	Gross smelter return (GSR) royalty,
•	Net value (NV) royalty,
•	Land tenement (LT) royalty, and a
•	Gold revenue royalty.

n)    Property, Plant and Equipment

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	2 - 29 years

Underground mobile equipment	4 - 7 years

Light vehicles and other mobile equipment	2 - 10 years

Furniture, computer and office equipment	1 - 10 years

Buildings, Plant and Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Mineral Properties

Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties

On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction.

iii) Open Pit Mine Development Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time

BARRICK YEAR-END 2018	99	NOTES TO FINANCIAL STATEMENTS

such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in LOM ore; (2) the amount of ore tons mined versus total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

Construction-in-Progress

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Leasing Arrangements

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Assets acquired via a finance lease are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost.

PP&E assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is receivable or virtually certain and the amount receivable is fixed or determinable. For business interruption insurance the amount recoverable is only recognized when receipt is virtually certain, as supported by notification of a minimum or proposed settlement amount from the insurance adjuster.

o)    Impairment (and Reversals of Impairment) of Non-Current Assets

We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes most liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.

The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. An impairment loss is

BARRICK YEAR-END 2018	100	NOTES TO FINANCIAL STATEMENTS

recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and is therefore used as recoverable amount for impairment testing purposes.

p)    Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist.

q)    Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual minesites, and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”).

The recoverable amount of an operating segment is the higher of VIU and FVLCD. A goodwill impairment is recognized for any excess of the carrying amount of the operating segment over its recoverable amount. Goodwill impairment charges are not reversible.

r)    Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

s)    Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecasted transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statements of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in equity are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain

BARRICK YEAR-END 2018	101	NOTES TO FINANCIAL STATEMENTS

or loss that was recorded in equity is immediately transferred to the consolidated statements of income.

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of income.

t)    Embedded Derivatives

Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

u)    Environmental Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings ponds, heap leach pads and waste dumps; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

v)    Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to

BARRICK YEAR-END 2018	102	NOTES TO FINANCIAL STATEMENTS

settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

w)    Stock-Based Compensation

We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled. Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value, using the Lattice model for stock options, with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e., cost of sales or general and administrative) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”), Global Employee Share Plan (“GESP”) and Barrick Share Purchase Plan (“BSPP”)) awards to certain employees, officers and directors of the Company.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Employee Stock Option Plan

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest equally over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years and upon vesting the employee will receive either cash or common shares, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of corporate administration and operating segment administration. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units

Under our DSU plan, Directors must receive at least 75% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. We also allow granting of DSUs to other officers and employees at the discretion of the Board Compensation Committee.

Performance Restricted Share Units

Under our PRSU plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period

BARRICK YEAR-END 2018	103	NOTES TO FINANCIAL STATEMENTS

and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units.

The value of a PRSU reflects the value of a Barrick common share and the number of share units issued is adjusted for its relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

Performance Granted Share Units

Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant, or if the grant date occurs during a blackout period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick Common Shares on the first day following the expiration of the blackout. Upon vesting, the after-tax value of the award is used to purchase common shares and generally these shares cannot be sold until the employee retires or leaves Barrick. PGSUs vest at the end of the third year from the date of the grant.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

Employee Share Purchase Plan

Under our ESPP plan, certain Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual short-term incentive, and Barrick will match 50% of the contribution, up to a maximum of C$5,000 per year.

Both Barrick and the employee make the contributions on a semi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement; however, shares purchased with Barrick’s contributions vest approximately one year from contribution date. All dividend income is used to purchase additional Barrick shares.

Barrick records an expense equal to its semi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to vesting, any accrual for contributions by Barrick during the year related to that employee is reversed.

Barrick Share Purchase Plan

Under our BSPP plan, certain Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%-10% of their combined base salary and annual short-term incentive, and Barrick will match 100% of the contribution, up to a maximum of C$5,000 or US$4,000 per year.

Both Barrick and the employee make the contributions on a semi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee and Barrick contributions have no vesting requirement.

Barrick recognizes the expense when Barrick contributions are made and has no ongoing liability.

Global Employee Share Plan

Under our GESP plan, Barrick employees are awarded Company Common Shares. These shares vest immediately, but must be held until the employee ceases to be employed by the Company. Barrick recognizes the expense when the award is announced and has no ongoing liability.

x)    Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employee’s annual salary. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and annual short-term incentive. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain former United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. No funding is done on these plans and contributions for future years are required to be equal to benefit payments.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in OCI in the period in which they arise.

Our valuations are carried out using the projected unit credit method. We record the difference between the fair value of

BARRICK YEAR-END 2018	104	NOTES TO FINANCIAL STATEMENTS

the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate and life expectancy are the assumptions that generally have the most significant impact on our pension cost and obligation.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

y)    New Accounting Standards Effective in 2018

Impact of Adoption of IFRS 15 Revenue from Contracts with Customers

We have adopted the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. We elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting IFRS 15 as an adjustment to the opening balance sheet through equity at January 1, 2018. Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”). The details of accounting policy changes and the quantitative impact of these changes are described below.

Gold Bullion Sales

IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in note 2f of these consolidated financial statements, as the condition is generally satisfied when title transfers to the customer. As such, upon adoption, this requirement under IFRS 15 resulted in no impact to our financial statements as the timing of revenue recognition on our gold bullion sales is unchanged.

Concentrate Sales

We assessed all of our existing concentrate sales agreements and determined that there is no change in the timing of revenue recognition, as control transfers to the smelting companies at the time of shipment, consistent with our current accounting policy as set out in note 2f of these consolidated financial statements. Although IFRS 15 identifies the shipping component associated with concentrate sales as a separate performance obligation, requiring a portion of the revenue to be deferred and only recognized once the shipment has reached the destination port, we have determined that the deferred revenue would be insignificant and thus have not accounted for the shipping component as a separate performance obligation. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market gold and copper prices between the shipment date and settlement date. As such, we have separately presented provisional price adjustments in note 6 of these consolidated financial statements in line with the requirements of IFRS 15.

Streaming Agreements

IFRS 15 requires that for contracts containing variable consideration, the transaction price be continually updated and re-allocated to the transferred goods and services. As a result, we have updated our accounting policy for revenue earned on streaming agreements such that we will treat the deferred revenue component as variable, requiring an adjustment to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in the fourth quarter of each year). The change in the transaction price per unit results in a retroactive adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding retroactive adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance. The impact of the initial adoption of this change in accounting policy was an adjustment to reduce the opening deficit on January 1, 2018 of $64 million with a corresponding adjustment to reduce the deferred revenue balance. There was no impact to net income for the period.

If in 2018 we had continued to recognize revenue on streaming agreements in accordance with IAS 18, the amounts recognized for revenue, deferred revenue and interest expense would have been insignificantly different from those recognized in accordance with IFRS 15.

z)    New Accounting Standards Issued But Not Yet Effective

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and interest expenses, a decrease in operating expense and an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement. We have developed a full implementation plan to determine the impact on our financial statements and internal controls. In the fourth quarter of 2017, we formed an IFRS 16 working group and began the process of compiling all of our existing operating leases and service contracts. In the first quarter of 2018, we began reviewing the relevant agreements to identify which of the operating leases and service contracts are in scope for IFRS 16. In the second quarter of 2018, we had largely completed our review of existing service contracts for embedded leases and had identified all operating leases. In the third quarter of 2018, we continued our review of existing service contracts for embedded leases, began developing a valuation approach to discount our population of leases, and evaluated various leasing software tools to assist with the

BARRICK YEAR-END 2018	105	NOTES TO FINANCIAL STATEMENTS

increased accounting and disclosure requirements arising from the new leasing standard. In the fourth quarter of 2018, we performed a completeness test to validate the population of service contracts in scope for IFRS 16 resulting in an increase in the population of contracts for review. In addition, we developed a lease valuation tool for measurement of our leases, completed the design of the controls surrounding the identification of leases in service contracts, and developed our policy governing the accounting for leases. While we have not yet completed our lease review of the service contracts identified as part of the completeness test, our expectation continues to be that most of the impact upon transition to IFRS 16 will be derived from our operating leases, which will be recognized on our balance sheet effect January 1, 2019. We will use the modified retrospective approach of adoption resulting in no restatement of prior year comparatives. The quantitative impact of adopting IFRS 16 will be provided in our first 2019 quarterly report.

3 > CRITICAL JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Life of Mine (“LOM”) Plans and Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. To calculate our gold reserves, as at December 31, 2018 we have used a per ounce gold price of $1,200, consistent with the prior year. To calculate our measured, indicated, and inferred gold resources, as at December 31, 2018 we have used a gold price assumption of $1,500 per ounce, consistent with the prior year. Refer to notes 19 and 21.

Inventory

The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form.

Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2o, 2q and 21 for further information.

Provisions for Environmental Rehabilitation

Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2u and 27 for further information.

Under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These subject properties are referred to as “superfund” sites. In addition to properties that have previously been designated as such, there is a chance that our current or legacy operations in the U.S. could be designated as a superfund site in the

BARRICK YEAR-END 2018	106	NOTES TO FINANCIAL STATEMENTS

future, exposing Barrick to potential liability under CERCLA. The U.S. Environmental Protection Agency recently announced it is considering listing on the CERCLA National Priorities List a 322 square mile site in the San Mateo basin in New Mexico (“San Mateo Site”) due to alleged surface and ground water contamination from past uranium mining. The San Mateo Site includes legacy operations of our wholly owned subsidiary Homestake Mining Company of California.

Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/ associates. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2j, 12 and 30 for further information.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements. Refer to note 36 for more information.

Pascua-Lama

The Pascua-Lama project received $443 million as at December 31, 2018 ($484 million as at December 31, 2017) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount plus interest of $340 million (2017: $313 million) must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026. The terms of the current VAT arrangement in Chile are applicable to either an open pit or an underground mine design. In addition, we have recorded $112 million in VAT recoverable in Argentina as at December 31, 2018 ($221 million as at December 31, 2017) relating to the development of the Argentinean side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

Streaming Transactions

The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick’s 60% interest in the Pueblo Viejo mine has been accounted for as deferred revenue since we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details.

Our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”) (formerly Silver Wheaton Corp.) requires us to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100% of our silver production from Lagunas Norte, Pierina and Veladero mines until March 31, 2018. The completion date for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Wheaton, in which case, they will be entitled to the return of the upfront cash consideration paid less credit for silver delivered up to the date of that event. The cash liability at December 31, 2018 is $253 million.

The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. There was a $12 million retroactive adjustment recorded in 2018 in addition to the adjustment recorded to reflect the initial adoption of IFRS 15 as outlined in note 2y. Refer to note 2y for further details on our accounting for Streaming Transactions.

Refer to note 28 for a summary of our key financial risks.

Zambian Tax Matters

The mining taxes assessed to the Lumwana Mine have contradicted the Development Agreement that was finalized between Lumwana Mining Company Limited (“LMC”) and the Government of Zambia on December 16, 2005. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement. On October 3, 2018, a deed of settlement was signed by the Government of Zambia and LMC. The deed provides that, within 30 days of the deed, LMC shall file tax returns for 2012 through 2017, and the government shall have the right to conduct and complete an audit of the returns within 60 days of the deed. LMC has filed the tax returns for 2012 through 2017 and the audit of these tax returns by the Zambian tax authority is expected to be completed in the first quarter of 2019.

BARRICK YEAR-END 2018	107	NOTES TO FINANCIAL STATEMENTS

Other Notes to the Financial Statements

Note
Acquisitions and Divestitures	4

Segment information	5

Revenue	6

Cost of sales	7

Exploration, evaluation and project expenses	8

Other expense (income)	9

Impairment charges (reversals)	10

General and administrative expenses	11

Income tax expense	12

Earnings (loss) per share	13

Finance costs, net	14

Cash flow - other items	15

Investments	16

Inventories	17

Accounts receivable and other current assets	18

Property, plant and equipment	19

Goodwill and other intangible assets	20

Impairment and reversal of non-current assets	21

Other assets	22

Accounts payable	23

Other current liabilities	24

Financial instruments	25

Fair value measurements	26

Provisions	27

Financial risk management	28

Other non-current liabilities	29

Deferred income taxes	30

Capital stock	31

Non-controlling interests	32

Remuneration of key management personnel	33

Stock-based compensation	34

Post-retirement benefits	35

Contingencies	36

Subsequent events	37

4 > ACQUISITIONS AND DIVESTITURES

For the year ended December 31	2018	2017

Gross cash proceeds on divestiture Veladero	$—	$990

	$—	$990

a) Investment in Shandong Gold Mining

On September 24, 2018, we entered into a mutual investment agreement with Shandong Gold Group Co., Ltd. (“Shandong Gold”), further strengthening Barrick’s partnership with one of China’s leading mining companies. Under the agreement, Shandong Gold will purchase up to $300 million of Barrick shares, and Barrick will invest an equivalent amount in shares of Shandong Gold Mining Co., Ltd., a publicly listed company controlled by Shandong Gold. Shares will be purchased in the open market and purchases made by Barrick will be accounted for as other investments with changes in fair value recorded in OCI. As at December 31, 2018, Barrick has purchased approximately $120 million of shares of Shandong Gold Mining Co., Ltd.

b) Investment in Midas Gold

On May 9, 2018, we announced the acquisition of 46.55 million common shares, representing approximately 19.9 percent of issued and outstanding common shares, of Midas Gold Corporation in a non-brokered private placement for total consideration of $38 million. Upon acquisition of the shares, we accounted for our interest as other investments with changes in fair value recorded in OCI.

c) Sale of 50% of Veladero

On April 6, 2017, we announced a strategic cooperation agreement with Shandong Gold where Shandong Gold agreed to acquire 50 percent of Barrick’s Veladero mine in Argentina. The transaction closed on June 30, 2017 and we received total cash consideration of $990 million, which includes working capital adjustments of $30 million received in the fourth quarter of 2017. The transaction resulted in a gain of $718 million, partially on the sale of 50 percent to Shandong Gold and partially upon remeasurement of our remaining interest in Veladero. We have accounted for our remaining 50 percent interest as a joint operation and consolidated our proportionate share of the assets and liabilities. We have recognized our share of the revenue and expenses of Veladero starting July 1, 2017.

In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the underlying assets acquired and liabilities assumed. We completed the purchase price allocation in the fourth quarter of 2017 and recognized a deferred tax liability for the difference between the fair values and the tax base of those assets and now have an updated goodwill balance of $154 million, which is not deductible for tax purposes.

d) Sale of 25% of Cerro Casale

On March 28, 2017, we announced an agreement with Goldcorp Inc. (“Goldcorp”) to form a new partnership at the Cerro Casale Project in Chile. The transaction closed on June 9, 2017. Under the terms of the agreement, Goldcorp agreed to purchase a 25 percent interest in Cerro Casale from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation’s (“Kinross”) 25 percent interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50 percent interest in the newly formed Cerro Casale joint operation. This ownership change, coupled with the specific terms of the agreement, caused a change in control of the Cerro Casale Project, and we remeasured our retained interest in the joint operation at fair value at the date control was lost.

The total consideration received by Barrick and Kinross implies a fair value of $1.2 billion for 100 percent of Cerro Casale, which resulted in a reversal of impairment of $1.12 billion in the first quarter of 2017. Refer to note 21 for further details of the impairment reversal. We are accounting for our remaining 50 percent interest as a joint operation and consolidate our proportionate share of the assets, liabilities, revenue and expenses of Cerro Casale. We recognized a gain of $193 million due to the deconsolidation of the non-

BARRICK YEAR-END 2018	108	NOTES TO FINANCIAL STATEMENTS

controlling interest in Cerro Casale in the second quarter of 2017.

As consideration for the 25 percent interest acquired from Barrick, Goldcorp will fund Barrick’s first $260 million of expenditures on the project and will spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp must spend a minimum of $60 million in the two-year period following closing, and then $80 million in each successive two-year period. The outstanding funding commitment will accrue interest at an annual rate of 4.75 percent. In the event that Goldcorp does not spend the minimum amount in any two-year period, 50 percent of any shortfall will be paid directly to Barrick in cash.

In addition, Goldcorp also funded Cerro Casale’s acquisition of a 100 percent interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision Goldcorp will pay Barrick $40 million in cash and Barrick will receive a 1.25 percent royalty on 25 percent of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca. The contingent consideration payable to Barrick has been recorded at its estimated fair value in other long-term assets.

Goldcorp entered into a separate agreement for the acquisition of Exeter Resource Corporation, whose sole asset is the Caspiche Project, located approximately 10 kilometers north of Cerro Casale. The acquisition of 100 percent of Exeter was completed in the third quarter of 2017 and Goldcorp contributed the Caspiche Project into the joint venture at a total acquisition cost of approximately $157 million. The acquisition costs incurred by Goldcorp have been deducted from the $520 million total project investment commitment, but will not count towards the minimum expenditures for the initial two-year period. We have recorded a receivable of $163 million, split $20 million as short-term and $143 million as long-term, in other current assets and other long-term assets, respectively. This joint venture is now referred to as Norte Abierto and includes the Cerro Casale, Caspiche and Luciano deposits.

e) Investment in Reunion Gold

On December 1, 2017, we announced the acquisition of 48 million common shares, representing approximately 15 percent of issued and outstanding common shares of Reunion Gold Corporation (“Reunion”), in a non-brokered private placement for total consideration of C$9 million. Subsequent to acquisition of the shares, we accounted for our interest as other investments with changes in fair value recorded in OCI. On February 3, 2019, we entered into a Strategic Alliance Agreement to form a 50-50 alliance to jointly explore for, develop and mine certain mineral projects in the Guiana Shield. We also purchased 33.15 million common shares for total consideration of C$4.97 million, increasing our interest in Reunion to approximately 19.9% of Reunion’s issued and outstanding common shares.

f) Acquisition of Robertson Property in Nevada

On June 7, 2017, we completed the acquisition of the Robertson Property in Nevada from Coral Gold Resources. Consideration paid by Barrick consisted of $16 million, the return of 4.15 million shares (approximate value of $1 million) held by Barrick and a sliding scale royalty on any future production from the Robertson Property.

BARRICK YEAR-END 2018	109	NOTES TO FINANCIAL STATEMENTS

5 > SEGMENT INFORMATION

Barrick’s business is organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s CODM reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. During the third quarter of 2018, Barrick’s president, who was our CODM, resigned from the Company. Three members of our executive management team, our Executive Vice President and Chief Financial Officer, Chief Investment Officer and Senior Vice President, Operational and Technical Excellence, together assumed the role of CODM through December 31, 2018. Following completion of the merger with Randgold on January 1, 2019, Mark Bristow, as President and Chief Executive Officer, has assumed this role. Each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project, are operating segments for financial reporting purposes. Our presentation of our reportable operating segments is four individual gold mines (Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge), Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2018	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Barrick Nevada	$2,655	$1,066	$649	$36	$14	$890

Turquoise Ridge	331	178	28	—	(1)	126

Pueblo Viejo[2]	1,333	547	185	21	1	579

Veladero	366	189	121	2	1	53

Lagunas Norte	332	291	46	2	6	(13)

Acacia[2]	664	367	89	—	37	171

Pascua-Lama	—	—	11	77	7	(95)

Other Mines[3]	1,562	1,117	305	12	30	98

	$7,243	$3,755	$1,434	$150	$95	$1,809

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2017	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Barrick Nevada	$2,961	$1,076	$793	$24	$16	$1,052

Turquoise Ridge	280	131	28	—	2	119

Pueblo Viejo[2]	1,417	501	229	—	16	671

Veladero	591	291	119	3	5	173

Lagunas Norte	514	177	68	4	6	259

Acacia[2]	751	362	107	—	91	191

Pascua-Lama	—	—	8	125	(10)	(123)

Other Mines[3]	1,860	1,086	267	12	31	464

	$8,374	$3,624	$1,619	$168	$157	$2,806
[1]	Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2018, accretion expense was $74 million (2017: $55 million).
[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the year ended December 31, 2018, for Pueblo Viejo, $535 million, $289 million, $237 million (2017: $567 million, $285 million, $276 million) and Acacia, $240 million, $164 million, $63 million (2017: $271 million, $169 million, $69 million).

[3]	Includes cost of sales of Pierina for the year ended December 31, 2018 of $116 million (2017: $174 million).

BARRICK YEAR-END 2018	110	NOTES TO FINANCIAL STATEMENTS

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes

For the years ended December 31	2018	2017
Segment income	$1,809	$2,806

Other cost of sales/amortization[1]	(31)	(57)

Exploration, evaluation and project expenses not attributable to segments	(233)	(186)

General and administrative expenses	(265)	(248)

Other (expense) income not attributable to segments	(69)	901

Impairment charges (reversals)	(900)	212

Loss on currency translation	(136)	(72)

Closed mine rehabilitation	13	(55)

Income from equity investees	46	76

Finance costs, net (includes non-segment accretion)[2]	(471)	(636)

Gain on non-hedge derivatives[3]	—	6

Income before income taxes	($237)	$2,747
[1]	Includes realized hedge losses of $4 million (2017: $27 million losses).
[2]	Includes debt extinguishment losses of $29 million (2017: $127 million losses).
[3]	Includes unrealized non-hedge losses of $1 million (2017: $1 million gains).

Geographic Information

	Non-current assets		Revenue[1]
	As at December 31, 2018	As at December 31, 2017	2018	2017
United States	$6,768	$6,641	$3,025	$3,299

Dominican Republic	3,460	3,480	1,334	1,417

Argentina	1,721	2,217	366	591

Chile	2,500	2,469	—	—

Tanzania	1,045	1,129	664	751

Peru	145	734	449	676

Australia	395	463	408	456

Zambia	735	787	502	612

Papua New Guinea	348	351	269	322

Saudi Arabia	408	371	—	—

Canada	432	625	226	250

Unallocated	696	1,357	—	—

Total	$18,653	$20,624	$7,243	$8,374
[1]	Presented based on the location from which the product originated.

Capital Expenditures Information

	Segment Capital Expenditures[1]
	As at December 31, 2018	As at December 31, 2017
Barrick Nevada	$581	$585

Turquoise Ridge	62	36

Pueblo Viejo	145	114

Veladero	143	173

Lagunas Norte	22	25

Acacia	93	148

Pascua-Lama	39	6

Other Mines	314	259

Segment total	$1,399	$1,346

Other items not allocated to segments	44	36

Total	$1,443	$1,382
[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2018, cash expenditures were $1,400 million (2017: $1,396 million) and the increase in accrued expenditures was $43 million (2017: $14 million decrease).

BARRICK YEAR-END 2018	111	NOTES TO FINANCIAL STATEMENTS

6 > REVENUE

For the years ended December 31	2018	2017
Gold sales[1]

Spot market sales	$6,575	$7,566

Concentrate sales	25	64

Provisional pricing adjustments	—	1

	$6,600	$7,631

Copper sales[1]

Copper concentrate sales	$549	$608

Provisional pricing adjustments	(37)	—

	$512	$608

Other sales[2]	$131	$135

Total	$7,243	$8,374
[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 25d).
[2]	Revenues include the sale of by-products from our gold and copper mines.

Principal Products

All of our gold mining operations produce gold in doré form, except Porgera, which produces both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana and Jabal Sayid mines produce a concentrate that primarily contains copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2018 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions)		Impact on net income before taxation of 10% movement in market price US$
As at December 31	2018	2017	2018	2017

Copper pounds	51	57	$14	$19

At December 31, 2018, our provisionally priced copper sales subject to final settlement were recorded at average prices of $2.71/lb (2017: $3.29/lb). At December 31, 2018 and December 31, 2017, there were no provisionally priced gold sales subject to final settlement. The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7 > COST OF SALES

	Gold		Copper		Other[4]		Total
For the years ended December 31	2018	2017	2018	2017	2018	2017	2018	2017
Direct mining cost[1,2,3]	$3,130	$3,063	$344	$274	$7	$28	$3,481	$3,365

Depreciation	1,253	1,529	170	83	34	35	1,457	1,647

Royalty expense	196	206	39	38	—	—	235	244

Community relations	42	38	5	4	—	2	47	44

Total	$4,621	$4,836	$558	$399	$41	$65	$5,220	$5,300
[1]	Direct mining cost related to gold and copper includes charges to reduce the cost of inventory to net realizable value of $199 million (2017: $21 million). Refer to note 17.
[2]	Direct mining cost related to gold includes the costs of extracting by-products and export duties paid in Argentina.
[3]	Includes employee costs of $1,001 million (2017: $1,051 million).
[4]	Other includes realized hedge gains and losses and corporate amortization.

BARRICK YEAR-END 2018	112	NOTES TO FINANCIAL STATEMENTS

8 > EXPLORATION, EVALUATION AND PROJECT EXPENSES

For the years ended December 31	2018	2017

Minesite exploration and evaluation[1]	$45	$47

Global exploration and evaluation[1]	121	126

Advanced project costs:

Pascua-Lama	77	122

Other	36	14

Corporate development[2]	60	13

Business improvement and innovation	44	32

Total exploration, evaluation and project expenses	$383	$354
[1]	Approximates the impact on operating cash flow.
[2]	2018 includes $37 million in transaction costs related to the merger with Randgold.

9 > OTHER EXPENSE (INCOME)

a) Other expense (income)

For the years ended December 31	2018	2017

Other Expense:

Litigation[1]	68	24

Write-offs[2]	51	11

Bulyanhulu reduced operations program costs[3]	29	53

Bank charges	22	23

Insurance payment to Porgera	13	—

Acacia - other	11	20

Other	28	23

Total other expense	$222	$154

Other Income:

Gain on sale of long-lived assets[4]	($68)	($911)

Insurance proceeds related to Kalgoorlie	(24)	—

Interest Income	(22)	(17)

Other	(18)	(25)

Total other income	($132)	($953)

Total	$ 90	($799)
[1]	Primarily consists of Acacia legal fees, and a settlement dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011.
[2]	2018 primarily relates to a $43 million write-off of a Western Australia long-term stamp duty receivable.
[3]	Primarily consists of severance, contractor and inventory write-down costs.
[4]	2018 includes a gain of $45 million from the sale of a royalty asset at Acacia. 2017 includes gains of $718 million from the 50% sale of Veladero and $193 million from the 25% sale of Cerro Casale.

b) Loss on currency translation

For the years ended December 31	2018	2017

Currency translation losses released as a result of the disposal and reorganization of entities	$—	$11

Foreign currency translation losses	136	61

Total	$136	$72

10 > IMPAIRMENT CHARGES (REVERSALS)

For the years ended December 31	2018	2017

Impairment charges (reversals) of long-lived assets[1]	$722	($224)

Impairment of intangibles[1]	24	12

Impairment of goodwill[1]	154	—

Total	$900	($212)
[1]	Refer to note 21 for further details.

11 > GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31	2018	2017

Corporate administration[1]	$239	$227

Operating segment administration	26	21

Total[2]	$265	$248
[1]	Includes $63 million (2017: $3 million) related to one-time severance payments.
[2]	Includes employee costs of $156 million (2017: $98 million).

12 > INCOME TAX EXPENSE

For the years ended December 31	2018	2017

Tax on profit

Current tax

Charge for the year	$423	$1,125

Adjustment in respect of prior years	45	—

	$468	$1,125

Deferred tax

Origination and reversal of temporary differences in the current year	$821	$112

Adjustment in respect of prior years	(91)	(6)

	$730	$106

Income tax expense	$1,198	$1,231

Tax expense related to continuing operations

Current

Canada	$—	$7

International	468	1,118

	$468	$1,125

Deferred

Canada	$628	($97)

International	102	203

	$730	$106

Income tax expense	$1,198	$1,231

BARRICK YEAR-END 2018	113	NOTES TO FINANCIAL STATEMENTS

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2018	2017

At 26.5% statutory rate	($63)	$728

Increase (decrease) due to:

Allowances and special tax deductions[1]	(59)	(96)

Impact of foreign tax rates[2]	(4)	215

Expenses not tax deductible	74	24

Non-taxable gains on sales of long-lived assets	—	(241)

Impairment charges not recognized in deferred tax assets	168	66

Goodwill impairment charges not tax deductible	54	—

Net currency translation losses on deferred tax balances	41	10

Tax impact of profits from equity accounted investments	(15)	(7)

Current year tax losses not recognized in deferred tax assets	100	21

United States tax reform	—	(203)

De-recognition of deferred tax assets	814	—

United States adjustment to one-time toll charge	(49)	—

Adjustments in respect of prior years	3	(6)

Increase to income tax related contingent liabilities	—	172

Dominican Republic tax audit	42	—

United States withholding taxes	(107)	252

Other withholding taxes	14	18

Mining taxes	184	266

Other items	1	12

Income tax expense	$1,198	$1,231
[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine deferred tax liabilities. In 2018 and 2017, tax expense of $41 million and $10 million, respectively, primarily arose from translation losses due to the weakening of the Argentine peso against the US dollar. These translation losses are included within deferred tax expense (recovery).

De-recognition of Deferred Tax Assets

In fourth quarter of 2018, we recorded a deferred tax expense of $673 million related to de-recognition of the deferred tax asset in Canada, and a deferred tax expense of $141 million related to de-recognition of the deferred tax asset in Peru. The de-recognition of the deferred tax asset in Canada follows the merger with Randgold and management’s focus on growing the business globally outside of Canada. This required us to reassess the level of repatriated earnings expected in Canada, and Canadian income thereon to support the deferred tax asset. The de-recognition of the deferred tax asset does not constrain our ability to use Canadian carry forward tax losses against future income in Canada; however, we do not currently expect to be able to use these losses in the foreseeable future as a result of the change in strategy in the fourth quarter. The de-recognition of the deferred tax asset in Peru follows management’s review of expected future earnings and the associated impairment of inventory at Lagunas Norte and is driven by a fourth quarter change in our expected approach to financing future reclamation activities in Peru. Based on these reviews in Canada and Peru it was determined that the realizability of these deferred tax assets was no longer probable.

United States Tax Reform

On December 22, 2017, Tax Reform was enacted in the United States. The significant changes include: (i) a reduction from 35% to 21% in the corporate income tax rate effective January 1, 2018, which resulted in a deferred tax recovery of $343 million on our net deferred tax liability in the US, (ii) a repeal of the corporate alternative minimum tax (“AMT”) effective January 1, 2018, (iii) the mandatory repatriation of earnings and profits of specified foreign corporations effective December 31, 2017, which resulted in an estimated one-time 2017 toll charge of $228 million, offset by (iv) the recognition of our previously unrecognized deferred tax asset on AMT credits in the amount of $88 million.

In the third quarter of 2018, during the process of completing the 2017 United States income tax returns, the calculation of the one-time 2017 toll charge was finalized and revised, resulting in a decrease of $49 million to the one-time toll charge, with a corresponding reduction to current income tax expense.

Dominican Republic Tax Audit

In the first quarter of 2018, current tax expense of $5 million and deferred tax expense of $37 million were recorded, resulting from a tax audit of Pueblo Viejo in the Dominican Republic. The deferred tax expense relates to additional tax deductions included in the audit that reduced deferred tax assets but did not reduce tax expense due to the application of annual minimum tax in certain taxation years.

United States Withholding Taxes

Prior to the fourth quarter 2017, we had not previously recorded withholding tax related to the undistributed earnings of our United States subsidiaries because our intention was to reinvest our current and future undistributed earnings of our United States subsidiaries indefinitely. During the fourth quarter of 2017, we reassessed our intentions regarding those undistributed earnings. As a result of our reassessment, we concluded that it was no longer our intent to indefinitely reinvest our current and future undistributed earnings of our United States subsidiaries, and therefore in the fourth quarter of 2017, we recognized an increase in our income tax provision in the amount of $252 million, representing withholding tax on the undistributed United States earnings. Accordingly, $150 million was recorded in the tax charge for the year, and $102 million was recorded as deferred tax expense. Of the $150 million, $122 million has been recorded in other non-current liabilities (see note 29) and $28 million of withholding tax was paid in 2018.

In the fourth quarter of 2018, primarily due to restructuring associated with the merger with Randgold, we concluded that going forward, we would reinvest our future undistributed earnings of our United States subsidiaries in the foreseeable future. As a result of our reassessment, we recorded a deferred tax recovery of $107 million.

BARRICK YEAR-END 2018	114	NOTES TO FINANCIAL STATEMENTS

Proposed Framework for Acacia Mining Operations in Tanzania and the Increase to Income Tax Related Contingent Liabilities in Tanzania

The terms of the Proposed Framework for Acacia Mining Operations in Tanzania were announced on October 19, 2017. The Proposed Framework indicates that in support of ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the government of Tanzania, on terms to be settled by a working group. A tax provision of

$128 million had been recorded prior to December 31, 2016 in respect of tax disputes related to Acacia. Of this amount, $70 million was recorded in 2016. In the third quarter of 2017, an additional amount of $172 million was recorded as current tax expense. See note 36 for further information with respect to these matters.

13 > EARNINGS (LOSS) PER SHARE

	2018		2017
For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted

Net (loss) income	($1,435)	($1,435)	$1,516	$1,516

Net income attributable to non-controlling interests	(110)	(110)	(78)	(78)

Net (loss) income attributable to the equity holders of Barrick Gold Corporation	($1,545)	($1,545)	$1,438	$1,438

Weighted average shares outstanding	1,167	1,167	1,166	1,166

Basic and diluted earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation	($1.32)	($1.32)	$1.23	$1.23

14 > FINANCE COSTS, NET

For the years ended December 31	2018	2017

Interest[1]	$452	$511

Amortization of debt issue costs	5	5

Amortization of discount (premium)	(1)	1

Gain on interest rate hedges	(3)	(6)

Interest capitalized[2]	(9)	—

Accretion	87	67

Loss on debt extinguishment[3]	29	127

Finance income	(15)	(14)

Total	$545	$691
[1]	Interest in the consolidated statements of cash flow is presented on a cash basis. In 2018, cash interest paid was $350 million (2017: $425 million).
[2]	For the year ended December 31, 2018, the general capitalization rate was 6.10% (2017: 6.00%).
[3]

2018 loss arose from a make-whole repurchase of the outstanding principal on the 4.40% notes due 2021. 2017 loss arose from partial repayment of several notes during the year (4.10% notes due 2023, 6.95% notes due 2019, and Pueblo Viejo Project Financing).

BARRICK YEAR-END 2018	115	NOTES TO FINANCIAL STATEMENTS

15 > CASH FLOW – OTHER ITEMS

Operating Cash Flows - Other Items

For the years ended December 31	2018	2017
Adjustments for non-cash income statement items:

Gain on non-hedge derivatives (note 25e)	$—	($6)

Stock-based compensation expense	33	80

Income from investment in equity investees (note 16)	(46)	(76)

Change in estimate of rehabilitation costs at closed mines	(13)	55

Net inventory impairment charges (note 17)	199	21

Change in other assets and liabilities	(169)	(334)

Settlement of rehabilitation obligations	(66)	(59)

Other operating activities	($62)	($319)

Cash flow arising from changes in:

Accounts receivable	($9)	$8

Inventory	(111)	(372)

Other current assets	(109)	(278)

Accounts payable	19	103

Other current liabilities	37	(51)

Change in working capital	($173)	($590)

16 > INVESTMENTS

Equity Accounting Method Investment Continuity

	Kabanga	Jabal Sayid	Zaldívar	GNX	Total
At January 1, 2017	$30	$180	$974	$1	$1,185
Equity pick-up (loss) from equity investees	(1)	26	61	(10)	76

Funds invested	1	—	—	11	12

Dividend	—	—	(60)	—	(60)

At December 31, 2017	$30	$206	$975	$2	$1,213

Equity pick-up (loss) from equity investees	—	39	14	(7)	46

Funds invested	—	—	—	5	5

Impairment charges	(30)	—	—	—	(30)

At December 31, 2018	$—	$245	$989	$—	$1,234

Publicly traded	No	No	No	No

BARRICK YEAR-END 2018	116	NOTES TO FINANCIAL STATEMENTS

 Summarized Equity Investee Financial Information

	Jabal Sayid		Zaldívar
For the years ended December 31	2018	2017	2018	2017

Revenue	$296	$214	$599	$649

Cost of sales (excluding depreciation)	158	116	404	375

Depreciation	39	33	118	111

Finance expense	2	3	—	1

Other expense (income)	9	2	25	—

Income from continuing operations before tax	$88	$60	$52	$162

Income tax expense	(10)	(8)	(24)	(40)

Income from continuing operations after tax	$78	$52	$28	$122

Total comprehensive income	$78	$52	$28	$122

Summarized Balance Sheet

	Jabal Sayid		Zaldívar
For the years ended December 31	2018	2017	2018	2017

Cash and equivalents	$128	$50	$129	$72

Other current assets[1]	68	70	602	563

Total current assets	$196	$120	$731	$635

Non-current assets	482	485	1,927	1,582

Total assets	$678	$605	$2,658	$2,217

Current financial liabilities (excluding trade, other payables & provisions)	$48	$12	$18	$19

Other current liabilities	41	35	85	110

Total current liabilities	$89	$47	$103	$129

Non-current financial liabilities (excluding trade, other payables & provisions)	331	379	12	20

Other non-current liabilities	14	13	546	99

Total non-current liabilities	$345	$392	$558	$119

Total liabilities	$434	$439	$661	$248

Net assets	$244	$166	$1,997	$1,969
[1]	Zaldívar other current assets include inventory of $533 million (2017: $451 million).

The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP.

 Reconciliation of Summarized Financial Information to Carrying Value

	Jabal Sayid[1]	Zaldívar
Opening net assets	$166	$1,969

Income for the period	78	28

Dividend	—	—

Closing net assets, December 31	$244	$1,997

Barrick’s share of net assets (50%)	122	999

Equity earnings adjustment	—	(10)

Goodwill recognition	123	—

Carrying value	$245	$989
[1]	A $165 million non-interest bearing shareholder loan due from the Jabal Sayid JV is presented as part of Other Assets (see note 22).

BARRICK YEAR-END 2018	117	NOTES TO FINANCIAL STATEMENTS

17 > INVENTORIES

	Gold		Copper
	As at December 31, 2018	As at December 31, 2017	As at December 31, 2018	As at December 31, 2017
Raw materials

Ore in stockpiles	$2,106	$2,125	$151	$102

Ore on leach pads	405	405	—	—

Mine operating supplies	496	515	66	79

Work in process	146	174	—	—

Finished products	176	168	2	3
	$3,329	$3,387	$219	$184

Non-current ore in stockpiles[1]	(1,696)	(1,681)	—	—

	$1,633	$1,706	$219	$184
[1]	Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges

For the years ended December 31	2018	2017
Lagunas Norte	$166	$—

Lumwana	18	—

Golden Sunlight	10	6

Pierina	4	11

Porgera	1	4

Inventory impairment charges[1]	$199	$21
[1]	Impairment charges in 2018 primarily relate to stockpiles at Lagunas Norte (refer to note 21). Impairment charges in 2017 primarily relate to leach pad inventories at Pierina.

Ore in Stockpiles

	As at December 31, 2018	As at December 31, 2017
Gold

Barrick Nevada	$1,083	$1,040

Pueblo Viejo	603	538

Kalgoorlie	125	138

Buzwagi	83	109

North Mara	70	47

Lagunas Norte	49	147

Veladero	39	22

Porgera	37	55

Turquoise Ridge	13	26

Other	4	3

Copper

Lumwana	151	102

	$2,257	$2,227

Ore on Leach pads

	As at December 31, 2018	As at December 31, 2017
Gold

Lagunas Norte	$168	$143

Veladero	138	145

Nevada	81	105

Pierina	18	12

	$405	$405

BARRICK YEAR-END 2018	118	NOTES TO FINANCIAL STATEMENTS

Purchase Commitments

At December 31, 2018, we had purchase obligations for supplies and consumables of approximately $1,972 million (2017: $1,147 million).

18 > ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

	As at December 31, 2018	As at December 31, 2017
Accounts receivable

Amounts due from concentrate sales	$76	$110

Other receivables	172	129
	$248	$239
Other current assets

Derivative assets (note 25f)	$2	$2

Goods and services taxes recoverable[1]	182	167

Prepaid expenses	72	68

Other	51	84

	$307	$321
[1]

Primarily includes VAT and fuel tax recoverables of $67 million in Tanzania, $60 million in Zambia, $22 million in Argentina, $2 million in Chile, $12 million in the Dominican Republic, and $7 million in Peru (Dec. 31, 2017: $32 million, $31 million, $49 million, $3 million, $19 million and $8 million, respectively).

BARRICK YEAR-END 2018	119	NOTES TO FINANCIAL STATEMENTS

19 > PROPERTY, PLANT AND EQUIPMENT

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Total
At January 1, 2018

Net of accumulated depreciation	$4,213	$6,522	$3,071	$13,806

Additions[4]	(21)	199	1,050	1,228

Capitalized interest	—	—	9	9

Disposals	(7)	—	—	(7)

Depreciation	(790)	(772)	—	(1,562)

Impairment charges	(394)	(178)	(76)	(648)

Transfers[5]	599	487	(1,086)	—

At December 31, 2018	$3,600	$6,258	$2,968	$12,826

At December 31, 2018

Cost	$14,750	$21,624	$14,610	$50,984

Accumulated depreciation and impairments	(11,150)	(15,366)	(11,642)	(38,158)

Net carrying amount – December 31, 2018	$3,600	$6,258	$2,968	$12,826

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Total
At January 1, 2017

Cost	$14,111	$20,778	$14,634	$49,523

Accumulated depreciation and impairments	(9,555)	(13,584)	(12,281)	(35,420)

Net carrying amount – January 1, 2017	$4,556	$7,194	$2,353	$14,103

Additions[4]	158	219	1,966	2,343

Disposals	(72)	(194)	(931)	(1,197)

Depreciation	(878)	(819)	—	(1,697)

Impairment reversals (charges)	(102)	(359)	715	254

Transfers[5]	551	481	(1,032)	—

At December 31, 2017	$4,213	$6,522	$3,071	$13,806

At December 31, 2017

Cost	$14,209	$20,938	$14,637	$49,784

Accumulated depreciation and impairments	(9,996)	(14,416)	(11,566)	(35,978)

Net carrying amount – December 31, 2017	$4,213	$6,522	$3,071	$13,806
[1]	Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
[2]	Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
[3]

Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.

[4]	Additions include revisions to the capitalized cost of closure and rehabilitation activities.
[5]	Primarily relates to long-lived assets that are transferred to PP&E once they are placed into service.

BARRICK YEAR-END 2018	120	NOTES TO FINANCIAL STATEMENTS

a)    Mineral Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2018	Carrying amount at Dec. 31, 2017

Construction-in-progress[1]	$786	$640

Acquired mineral resources and exploration potential	124	186

Projects

Pascua-Lama	1,245	1,467

Norte Abierto	639	612

Donlin Gold	174	166

	$2,968	$3,071
[1]	Represents assets under construction at our operating minesites.

b)    Changes in Gold and Copper Mineral Life of Mine Plan

As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2018 was a $85 million decrease (2017: $91 million decrease).

c)    Capital Commitments and Operating Leases

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $82 million at December 31, 2018 (2017: $118 million) for construction activities at our sites and projects.

Operating leases are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term. At December 31, 2018, we have operating lease commitments totaling $167 million, of which $60 million is expected to be paid within a year, $105 million is expected to be paid within two to five years and the remaining amount to be paid beyond five years.

20 > GOODWILL AND OTHER INTANGIBLE ASSETS

a) Intangible Assets

	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total

Opening balance January 1, 2017	$87	$11	$14	$160	$272

Additions	—	—	—	16	16

Disposals	(16)	—	—	—	(16)

Amortization	—	(2)	(3)	(12)	(17)

Closing balance December 31, 2017	$71	$9	$11	$164	$255

Amortization and impairment losses[5]	—	(1)	(3)	(24)	(28)

Closing balance December 31, 2018	$71	$8	$8	$140	$227

Cost	$71	$17	$39	$298	$425

Accumulated amortization and impairment losses	—	(9)	(31)	(158)	(198)

Net carrying amount December 31, 2018	$71	$8	$8	$140	$227
[1]	Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
[2]	The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
[3]	Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
[4]

Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.

[5]	Exploration potential impairment losses relate to Acacia’s Nyanzaga project in Tanzania.

BARRICK YEAR-END 2018	121	NOTES TO FINANCIAL STATEMENTS

b) Goodwill

	Closing balance December 31, 2017	Impairments	Closing balance December 31, 2018

Barrick Nevada	$514	$—	$514

Veladero	154	(154)	—

Turquoise Ridge	528	—	528

Hemlo	63	—	63

Kalgoorlie	71	—	71

Total	$1,330	($154)	$1,176

On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$8,618

Accumulated impairment losses December 31, 2018	(7,442)

Net carrying amount December 31, 2018	$1,176

21 > IMPAIRMENT AND REVERSAL OF NON-CURRENT ASSETS

Summary of impairments (reversals)

For the year ended December 31, 2018, we recorded net impairments of $746 million (2017: impairment reversals of $212 million) for non-current assets and $154 million (2017: $nil) for goodwill, as summarized in the following table:

For the years ended December 31	2018	2017

Lagunas Norte	$405	$3

Veladero	246	—

Equity method investments	30	—

Acacia exploration sites	24	12

Barrick Nevada	14	—

Pascua-Lama	(7)	407

Cerro Casale	—	(1,120)

Lumwana	—	(259)

Bulyanhulu	—	740

Other	34	5

Total impairment losses (reversals) of long-lived assets	$746	($212)

Veladero goodwill	154	—

Total goodwill impairment losses	$154	$—

Total impairment losses (reversals)	$900	($212)

2018 Indicators of Impairment/Reversal

Third and Fourth Quarter 2018

In the fourth quarter of 2018, as per our policy, we performed our annual goodwill impairment test and identified an impairment at our Veladero mine. Also in the fourth quarter, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at Acacia and at our Lagunas Norte and Lumwana mines and no indicators of impairment reversal.

Veladero

In the third quarter of 2018, the Argentine government re established customs duties for all exports from Argentina. Effective for the period of September 2018 to December 31, 2020, exports of doré are subject to a 12% duty, capped at ARS 4.00 per USD exported. Based on our initial analysis performed in the third quarter of 2018, the re-establishment of the customs duties was not expected to have a significant adverse effect on the long-term fair value of the mine and the Company was engaged in ongoing discussions with the federal government to clarify the impact of the export duty on Veladero’s operations given the existing tax stability agreement. As such, no indicator of impairment was identified in the third quarter of 2018.

Upon the finalization of Veladero’s updated LOM plan in the fourth quarter of 2018, we observed a decrease in the mine’s cash flows reflecting a higher cost structure related to increasing government imposts (including new conditions associated with the heap leach permits that require the contribution of 1.5% of the mine’s revenues towards a trust commencing when Phase 6 of the leach pad begins production and the re-establishment of the export duties for all exports from Argentina effective September 2018), country risk and increasing energy costs. Upon performing our goodwill impairment test in the fourth quarter of 2018, we identified that the mine’s carrying value exceeded its FVLCD and we recorded a goodwill impairment of $154 million and a non-current asset impairment of $246 million, based upon a FVLCD of $674 million.

Lagunas Norte

In the third quarter of 2018, we updated a feasibility study for proposed projects relating to the processing of carbonaceous materials (“CMOP”) and the treatment of refractory sulphide ore (“PMR”) at Lagunas Norte in Peru. Based upon the findings of the feasibility study, it was determined not to proceed with the PMR project at September 30, 2018. As a result, an impairment assessment was undertaken and a non-current asset impairment of $405 million was recognized in the third quarter of 2018, as we identified that Lagunas Norte’s carrying value exceeded its FVLCD of $150 million. The key assumptions and estimates used in determining the FVLCD are short-term and long-term gold prices of $1,200 per ounce, NAV multiple of 1.1-1.2 and a weighted average cost of capital (“WACC”) of 3.8%.

In the fourth quarter of 2018, we determined that the proposed project relating to CMOP at Lagunas Norte in Peru was not feasible in its current form and that more detailed studies and analysis are required before proceeding with the project. As such, a decision was made to not proceed with the CMOP project at this time and an inventory impairment of $166 million was recorded at December 31, 2018 to reduce the carrying

BARRICK YEAR-END 2018	122	NOTES TO FINANCIAL STATEMENTS

value of the CMOP ounces in inventory to nil. The decision to not proceed with the CMOP project was considered an indicator of impairment at December 31, 2018 and an impairment assessment was performed using the fourth quarter 2018 gold price assumption of $1,250 per ounce. No further impairment was identified for the CGU as the carrying value of the mine subsequent to the inventory impairment was nil and no impairment reversal was identified as the mine’s FVLCD was negative.

Lumwana

On September 28, 2018, as part of their 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes include an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if the copper price increases above a certain price, the imposition of a 5% import duty on copper concentrates, the non-deductibility of mineral royalties paid or payable for income tax purposes, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. The new mining tax regime had a proposed effective date of January 1, 2019; however, discussions were ongoing with the Zambian government in an effort to mitigate some of the impact prior to the proposed changes being enacted. However, based upon our initial analysis, it was our expectation that Lumwana would remain cash flow positive at current copper prices even if a positive outcome was not reached through the discussions with the government. Given the uncertainty over the final outcome of the tax changes and the need to assess the full impact to the life of mine plan once those tax changes have been finalized, no indicator of impairment was identified in the third quarter of 2018.

In the fourth quarter of 2018, the Zambian government finalized the changes to the current tax regime, which are effective January 1, 2019, with the exception of the changes to the non-refundable sales tax, which are expected to be finalized in the first quarter of 2019 and effective April 1, 2019. The finalization of the changes to the mining tax regime was considered an indicator of impairment in the fourth quarter of 2018 and as such an impairment assessment was performed for Lumwana. Although the increase in the royalty rates negatively impacted the cash flows of the mine, this impact was largely offset by improvements in Lumwana’s cost structure arising primarily from the re-negotiation of contracts with suppliers under more favorable terms. As a result, no impairment was identified as the FVCLD exceeded the carrying value. We will reassess the impact of the non-refundable sales tax on the mine’s cash flows once the outcome is finalized.

Acacia

In the fourth quarter of 2018, potential indicators of impairment were identified in relation to Acacia, specifically the ongoing uncertainty surrounding a potential resolution of the dispute between Acacia and the Government of Tanzania (“GoT”), the revised Bulyanhulu business model, the updated geological models at North Mara and Bulyanhulu as well as the decline in Acacia’s market capitalization below its carrying value throughout 2018. As a result, an impairment assessment was undertaken in the fourth quarter, with no impairment loss identified.

The assessment assumed the resumption of concentrate sales and of operations at Bulyanhulu will occur in the first quarter of 2020 and in late 2020, respectively, which is a further six month delay from the assumptions used in the impairment assessment carried out in the second quarter of 2018. The assessment also reflected the targeted outcome for a negotiated resolution in line with the proposed framework as reflected in the most recent LOM, and that VAT refunds will recommence and historic carried forward tax losses will continue to be available to offset against future taxable profits from January 1, 2020.

Second Quarter 2018

Acacia

In the second quarter of 2018, potential indicators of impairment were identified in relation to Acacia, specifically the ongoing uncertainty surrounding a potential resolution between Barrick and the GoT as well as the sustained decline in Acacia’s market capitalization below its carrying value over the first half of 2018. As a result, an impairment assessment was undertaken in the second quarter, with no impairment loss identified.

The assessment assumed that the resumption of concentrate sales and of operations at Bulyanhulu will occur in the second quarter of 2019 and in late 2019, respectively. The assessment also reflected the targeted outcome for a negotiated resolution in line with the proposed framework as reflected in the most recent LOM.

The key assumptions and estimates used in determining the FVLCD are short- and long-term gold prices of $1,200 per ounce and a WACC of 11%, consistent with the rate used for the impairment assessment completed at December 31, 2017 in the calculation of FVLCD. FVLCD is most sensitive to changes in these key assumptions and to the timing of resolution of the export ban; therefore, a sensitivity analysis was performed based on a decrease in the long-term gold price of $100 per ounce and an increase in the WACC of1%, and a further six month delay in the resolution of the export ban. A $100 per ounce decrease in the long-term gold price would result in the recognition of a non-current asset impairment at Bulyanhulu of $98 million, net of tax. A 1% increase in the WACC and a further delay of six months in the resolution of the export ban would not result in the recognition of an impairment. However, should a negotiated resolution not eventuate, the recoverable value of Bulyanhulu may be further impacted, resulting in a review at such time.

Subsequent to the second quarter close, OreCorp, which is Acacia’s joint venture partner in the Nyanzaga project in Tanzania, executed its option under the earn-in agreement to increase its ownership in the project to 51% through a $3 million payment to Acacia. Furthermore, Acacia signed a conditional agreement to sell its remaining 49% interest in the project to OreCorp for $7 million and a net smelter royalty capped at $15 million based on future production. As a result of the agreement, and Acacia’s commitment to a sale, Acacia expects to recover the value of the asset through sale and not value in use and as such has valued the asset at FVLCD of $10 million, resulting in the recognition of an impairment loss of US$24 million in the second quarter of 2018.

Kabanga

In January 2018, new mining regulations relating to mineral rights were issued in Tanzania. These regulations canceled all retention licenses and declared that they no longer have legal effect and any previous holder, along with any third party, of a retention license would need to apply for a new prospecting or mining license for that area. Our 50% interest in the Kabanga project (a joint venture between Barrick and Glencore) was affected by these changes. While we have

BARRICK YEAR-END 2018	123	NOTES TO FINANCIAL STATEMENTS

now submitted our application for a prospecting license, the operating environment for mining projects in Tanzania remains challenging and we have determined that our carrying amount for the project is not recoverable under the current circumstances. As such, we considered this an indicator of impairment, resulting in the recognition of a $30 million impairment in the second quarter of 2018, which is equal to the full carrying value of our equity method investment in the Kabanga JV.

2017 Indicators of Impairment/Reversal

Fourth Quarter 2017

In the fourth quarter 2017, as per our policy, we performed our annual goodwill impairment test. No impairments were identified. Also in the fourth quarter, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted no indicators of impairment, but did note one indicator of potential impairment reversal. Additionally, as a result of events that occurred in the fourth quarter, we identified indicators of impairment at Acacia and Pascua-Lama as discussed below.

Also as a result of an increase in proven and probable reserves, we have observed an increase in the FVLCD of our Lumwana copper mine in Zambia that has resulted in a partial reversal of the non-current asset impairment loss recorded in 2014. An impairment reversal in the amount of $259 million was recorded in the fourth quarter of 2017. The recoverable amount, based on the mine’s FVLCD was $747 million.

Pascua-Lama

As described in note 36, on January 17, 2018, the Pascua-Lama project received a revised notice from the Chilean environmental regulators, which reduced the administrative fine and ordered the closure of existing surface facilities on the Chilean side of the project in addition to certain monitoring activities. Given the impact on our ability to advance the project as an open pit operation and the subsequent reclassification of Pascua-Lama’s open-pit reserves to resources, this was determined to be an indicator of impairment in the fourth quarter of 2017 as it was the resolution of a condition that existed at December 31, 2017. We identified that the carrying value of Pascua-Lama exceeded the FVLCD and we recorded a non-current asset impairment of $429 million, based on a FVLCD of $850 million.

Acacia

On March 3, 2017, the GoT announced a general ban on the export of metallic mineral concentrates (“Ban”), impacting Acacia’s Bulyanhulu and Buzwagi mines. Subsequently, during the second quarter of 2017, two Presidential Committees reported their findings, following investigations, that Acacia and its predecessor companies have historically under-declared the contents of the exports of concentrate, resulting in a significant under-declaration of taxes. Acacia has refuted the findings of these committees, affirming that it has declared everything of commercial value that it has produced since it started operating in Tanzania and has paid all appropriate royalties and taxes on all of the payable minerals that it has produced.

In July 2017, new and amended legislation was passed in Tanzania, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposed a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017.

At the beginning of September 2017, as a result of the ongoing concentrate export ban, Bulyanhulu commenced a program to reduce operational activity and expenditure in order to preserve the viability of the mine over the long term. This decision was identified by management as a potential indicator of impairment in the third quarter of 2017.

On October 19, 2017, Barrick announced that it had agreed on a framework with the Government of Tanzania for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. In the fourth quarter of 2017, the key terms of the proposed framework were reviewed by Acacia management and independent board members. Acacia has not yet been provided with a detailed proposal for a decision around the ongoing discussions between Barrick and the Government of Tanzania.

In the fourth quarter of 2017, Barrick identified several indicators of impairment, including but not limited to, the continued challenges experienced in the operating environment in Tanzania, the announcement of new legislation by the GoT in respect of the natural resources sector and the resulting decision to reduce operations at Bulyanhulu.

As a result of the updated LOM plan, which reflects the targeted outcome for a negotiated resolution in line with the proposed framework, we identified that the carrying value of Bulyanhulu exceeded the FVLCD and we recorded a non-current asset impairment of $740 million, based on a FVLCD of $600 million (100% basis). Refer to note 36 for further details of the proposed framework.

Impairment assessments were also performed in the second and third quarters of 2017 and no impairment charges were recorded.

First Quarter 2017

Cerro Casale

As noted in note 4d, on March 28, 2017, we announced the sale of a 25% interest in the Cerro Casale Project in Chile (now known as the Norte Abierto project), which would result in Barrick retaining a 50% interest in the Project and this was deemed to be an indicator of impairment reversal in the first quarter of 2017. As such, in first quarter 2017, we recognized a partial reversal of the non-current asset impairment recorded in the fourth quarter of 2014 in the amount of $1.12 billion. The recoverable amount, based on the fair value less cost to dispose as implied by the transaction price, was $1.2 billion.

Key Assumptions

The recoverable amount has been determined based on its estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates, capital expenditures, the LOM production profile, continued license to operate, evidence of value from current year disposals and for our projects the expected start of production. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of

BARRICK YEAR-END 2018	124	NOTES TO FINANCIAL STATEMENTS

reserves and/or resources, as well as the valuation of resources beyond what is included in LOM plans.

Gold

For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments (level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to reserves and resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real WACC, which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Copper

For our copper operating segments, the FVLCD for each of the CGUs was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans (level 3 of the fair value hierarchy). Based on observable market or publicly available data including spot and forward prices and equity sell-side analyst consensus, we make an assumption of future copper prices to estimate future revenues. The future cash flows for each copper mine are discounted using a WACC depending on the location and market risk factors for each mine.

Assumptions

Our gold price assumption used in our fourth quarter 2018 impairment testing is $1,250 per ounce. Our gold price assumption used in our 2017 impairment testing was $1,200 per ounce. The increase in the gold price assumption in 2018 was not considered an indicator of impairment reversal as the increased price would not have resulted in the identification of an impairment reversal at our mines with reversible impairments. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the table below:

	2018	2017

Copper price per lb (long-term)	$2.85	$2.75

WACC - gold (range)	4%-11%	3%-11%

WACC - gold (avg)	7%	6%

WACC - copper	10%	9%

NAV multiple - gold (avg)	1.05	1.2

LOM years - gold (avg)	15	17

Value per ounce of gold	n/a	$30-$55

Value per ounce of silver	n/a	$0.41-$0.76

Sensitivities

Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the operating segments. The recoverable amount of the CGUs would be affected by these changes and also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities.

We performed a sensitivity analysis on each CGU that was tested as part of the goodwill impairment test, as well as those CGUs which have had an impairment or impairment reversal in recent years. We flexed the gold and copper prices and the WACC, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions or a +/- $0.25 per pound change in copper price assumptions, while holding all other assumptions constant. We then assumed a +/- 1% change in our WACC, independent from the change in gold or copper prices, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold or copper prices and WACC. If the gold price per ounce was decreased by $100, a further non-current asset impairment of $186 million would be recognized for Veladero, with a similar increase in the gold price per ounce resulting in a reduction in the impairment of $184 million. If the copper price was decreased by $0.25 per pound, a non-current asset impairment of $426 million would be recognized at Lumwana, while a $0.25 per pound increase in the copper price would result in a partial reversal of $573 million of the non-current asset impairment recorded at Lumwana in 2014.

Other results of the sensitivity analysis are as follows:

	(Impairment)/reversal based on
	Gold price	Gold price
Operating Segment	+$100	-$100

Pueblo Viejo[1]	$607	($791)

Kalgoorlie	—	(230)

Hemlo	—	(139)
[1]

The impairment reversal represents a full reversal of the impairment taken in 2015 and does not consider any depreciation that would have been recognized since 2015. As such, any impairment reversal recognized would be net of depreciation and would be a lower amount.

We also performed a sensitivity analysis on our WACC, which is another key input that impacts the impairment calculations. We assumed a +/-1% change in the WACC, while holding all other assumptions constant, to determine the impact on impairment losses recorded, and whether any additional operating segments would be impacted. The results of this analysis are as follows:

A 1% decrease in the WACC would result in a partial reversal of $540 million and $132 million of the non-current asset impairment recorded in 2015 at Pueblo Viejo and in 2014 at Lumwana, respectively. It would also result in a reduction of $42 million in the non-current asset impairment at Veladero, while a 1% increase in the WACC would result in an increase of similar value in the impairment recognized at Veladero.

BARRICK YEAR-END 2018	125	NOTES TO FINANCIAL STATEMENTS

The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2018	Carrying Value

Pueblo Viejo[1]	$2,863

Veladero[2]	667

Lumwana[3,4]	735

Bulyanhulu[5]	588

Lagunas Norte[6]	—

[1]

This CGU had an impairment loss in 2015. As there have been no indicators of impairment or impairment reversal in 2018, the carrying value would remain sensitive to the key assumptions in the FVLCD model from 2015.

[2]	As a result of the impairment recorded in 2018, this CGU was remeasured to fair value and is sensitive to changes, both positive and negative, in the key assumptions used to calculate the FVLCD.
[3]

This CGU had an impairment loss in 2012 and 2014 and a partial impairment reversal in 2017. While there was an indicator of impairment in 2018, no impairment was identified; however, the carrying value remains sensitive to the key assumptions in the FVLCD models from 2012 and 2014.

[4]

This CGU had an impairment reversal in 2017. There was no indicator of impairment reversal identified in 2018; however, the carrying value remains sensitive to the key assumptions in the FVLCD model from 2017.

[5]

These CGUs had an impairment loss in 2017. As there have been no indicators of impairment or impairment reversal in 2018, their carrying values would remain sensitive to the key assumptions in their FVLCD model from 2017.

[6]	Due to the long-lived asset and inventory impairments recorded in 2018, the carrying value of the CGU is nil.

BARRICK YEAR-END 2018	126	NOTES TO FINANCIAL STATEMENTS

22 > OTHER ASSETS

	As at December 31, 2018	As at December 31, 2017
Derivative assets (note 25f)	$1	$1

Goods and services taxes recoverable[1]	271	398

Notes receivable[2]	285	279

Restricted cash[3]	121	119

Prepayments	37	42

Norte Abierto JV Partner Receivable	143	166

Other investments	209	33

Other	168	232
	$1,235	$1,270
[1]

Includes VAT and fuel tax receivables of $110 million in Argentina, $111 million in Tanzania and $50 million in Chile (Dec. 31, 2017: $220 million, $132 million and $46 million, respectively). The VAT in Argentina is recoverable once Pascua-Lama enters production.

[2]

Primarily represents the interest bearing promissory note due from NovaGold and the non-interest bearing shareholder loan due from the Jabal Sayid JV as a result of the divestment of 50 percent interest in Jabal Sayid.

[3]	Represents cash balance at Pueblo Viejo that is contractually restricted to the disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.

23 > ACCOUNTS PAYABLE

	As at December 31, 2018	As at December 31, 2017
Accounts payable	$744	$760

Accruals	357	299
	$1,101	$1,059

24 > OTHER CURRENT LIABILITIES

	As at December 31, 2018	As at December 31, 2017
Provision for environmental rehabilitation (note 27b)	$111	$152

Derivative liabilities (note 25f)	3	30

Deposit on Pueblo Viejo gold and silver streaming agreement	83	85

Share-based payments (note 34b)	30	17

Deposit on Pascua-Lama silver sale agreement	—	7

Other	94	40
	$321	$331

25 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); restricted share units (note 34b).

a) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at December 31, 2018	As at December 31, 2017
Cash deposits	$842	$662

Term deposits	477	427

Money market investments	252	1,145
	$1,571	$2,234

Of total cash and cash equivalents as of December 31, 2018, $383 million (2017: $305 million) was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK YEAR-END 2018	127	NOTES TO FINANCIAL STATEMENTS

b) Debt and Interest1

	Closing balance December 31, 2017	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2018
4.4%/5.7% notes[3,9]	$1,468	$—	($629)	$3	$842

3.85%/5.25% notes	1,079	—	—	—	1,079

5.80% notes[4,9]	395	—	—	—	395

6.35% notes[5,9]	593	—	—	1	594

Other fixed rate notes[6,9]	1,326	—	—	—	1,326

Capital leases[7]	46	—	(27)	—	19

Other debt obligations	603	—	(3)	(2)	598

5.75% notes[8,9]	842	—	—	—	842

Acacia credit facility[10]	71	—	(28)	—	43
	$6,423	$—	($687)	$2	$5,738

Less: current portion[11]	(59)	—	—	—	(43)
	$6,364	$—	($687)	$2	$5,695

	Closing balance December 31, 2016	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2017
4.4%/5.7% notes[3,9]	$1,467	$—	$—	$1	$1,468

3.85%/5.25% notes	1,078	—	—	1	1,079

5.80% notes[4,9]	395	—	—	—	395

6.35% notes[5,9]	593	—	—	—	593

Other fixed rate notes[6,9]	1,607	—	(279)	(2)	1,326

Project financing	400	—	(423)	23	—

Capital leases[7]	114	—	(68)	—	46

Other debt obligations	609	—	(4)	(2)	603

4.10%/5.75% notes[8,9]	1,569	—	(731)	4	842

Acacia credit facility[10]	99	—	(28)	—	71
	$7,931	$—	($1,533)	$25	$6,423

Less: current portion[11]	(143)	—	—	—	(59)
	$7,788	$—	($1,533)	$25	$6,364
[1]

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

[2]	Amortization of debt premium/discount and increases (decreases) in capital leases.
[3]	Consists of $nil (2017: $629 million) of our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) notes due 2021 and $850 million (2017: $850 million) of BNAF notes due 2041.
[4]	Consists of $400 million (2017: $400 million) of 5.80% notes which mature in 2034.
[5]	Consists of $600 million (2017: $600 million) of 6.35% notes which mature in 2036.
[6]

Consists of $1.3 billion (2017: $1.3 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $248 million (2017: $248 million) of BPDAF notes due 2020, $250 million (2017: $250 million) of BNAF notes due 2038 and $850 million (2017: $850 million) of BPDAF notes due 2039.

[7]	Consists primarily of capital leases at Pascua-Lama, $9 million and Lagunas Norte, $7 million (2017: $13 million and $27 million, respectively).
[8]	Consists of $850 million (2017: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
[9]

We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[10]	Consists of an export credit backed term loan facility.
[11]

The current portion of long-term debt consists of other debt obligations ($4 million; 2017: $4 million), capital leases ($11 million; 2017: $27 million) and Acacia credit facility ($28 million; 2017: $28 million).

BARRICK YEAR-END 2018	128	NOTES TO FINANCIAL STATEMENTS

1.75%/2.9%/4.4%/5.7% Notes

In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes that had an original maturity date in 2014 and $1.1 billion of 2.90% notes that had an original maturity date in 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes that mature in 2021 and $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes. The Barrick Notes and the guarantee in respect of the BNAF Notes will rank equally with Barrick’s other unsecured and unsubordinated obligations.

During 2013, the entire balance ($700 million) of the 1.75% notes was repaid along with $871 million of the $1.1 billion of 2.9% notes. During 2015, the remainder ($229 million) of the $1.1 billion of 2.9% notes was repaid. During 2016, $721 million of the $1.35 billion of the 4.4% notes was repaid. During 2018, the remaining $629 million of the 4.4% notes was repaid.

3.85% and 5.25% Notes

On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that mature in 2022 and $750 million of 5.25% notes that mature in 2042. During 2015, $913 million of the 3.85% notes was repaid.

Other Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95%, and $400 million of 10-year notes with a coupon rate of 4.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2016, $152 million of the $400 million of the 4.95% notes was repaid.

On March 19, 2009, we issued an aggregate of $750 million of 10-year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and rank equally with our other unsecured, unsubordinated obligations. During 2015, $275 million was repaid. During 2016, an additional $196 million was repaid. During 2017, the remaining $279 million was repaid.

In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively, the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

During 2013, the entire balance ($500 million) of the 5-year notes with a coupon rate of 6.125% that was due in September 2013 was repaid. During 2016, the entire balance ($500 million) of the 10-year notes with a coupon rate of 6.8% was repaid.

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo. The project financing was non-recourse subject to guarantees provided by Barrick and Goldcorp for their proportionate share which would terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events. On February 17, 2015, we received notification that the completion tests had been met, resulting in termination of the guarantees. The lending syndicate was comprised of international financial institutions including export development agencies and commercial banks.

We had drawn the entire $1.035 billion. During 2017, the remaining principal balance of the Pueblo Viejo Financing Agreement was fully repaid.

Amendment and Refinancing of the Credit Facility

In November 2018, we amended a credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate (“LIBOR”) plus 1.25% on drawn amounts, and a commitment rate of 0.175% on undrawn amounts. Also in November 2018, the termination date of the Credit Facility was extended from January 2023 to January 2024. The Credit Facility is undrawn as at December 31, 2018.

2.50%/4.10%/5.75% Notes

On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF consisting of $650 million of 2.50% notes that matured in 2018, $1.5 billion of 4.10% notes that mature in 2023 and $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering were used to repay amounts outstanding under our revolving credit facility at that time. We provided an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which will rank equally with our other unsecured and unsubordinated obligations.

During 2013, $398 million of the $650 million 2.50% notes was repaid. During 2015, $769 million of 4.10% notes and $129 million of 2.5% notes were repaid. During 2016, the remainder ($123 million) of the $650 million of the 2.50% notes was repaid. During 2017, the remaining $731 million of the 4.10% notes was repaid.

Acacia Credit Facility

In January 2013, Acacia concluded negotiations with a group of commercial banks for the provision of an export credit backed term loan facility (the “Facility”) for the amount of US $142 million. The Facility was put in place to fund a substantial portion of the construction costs of the CIL circuit at the process plant at the Bulyanhulu Project. The Facility has a term of seven years and, when drawn, the spread over LIBOR will be 250 basis points. The Facility is repayable in equal installments over the term of the Facility, after a two-year repayment holiday period. The interest rate has been fixed at

BARRICK YEAR-END 2018	129	NOTES TO FINANCIAL STATEMENTS

an effective rate of 3.6% through the use of an interest rate swap. At December 31, 2014, the full value of the Facility was drawn. During 2015, $14 million was repaid. During 2016,

$29 million was repaid. During 2017, $28 million was repaid. During 2018, $28 million was repaid.

	2018		2017

For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
4.4%/5.7% notes	$63	5.25%	$77	5.23%

3.85%/5.25% notes	53	4.87%	53	4.87%

5.80% notes	23	5.85%	23	5.85%

6.35% notes	39	6.41%	38	6.41%

Other fixed rate notes	83	6.16%	93	6.38%

Project financing	—	—%	14	7.04%

Capital leases	2	6.18%	3	3.60%

Other debt obligations	38	6.55%	31	6.55%

4.10%/5.75% notes	49	5.79%	72	5.12%

Acacia credit facility	5	3.59%	6	3.59%

Deposits on Pascua-Lama silver sale agreement (note 29)	65	8.25%	66	8.37%

Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	33	6.41%	35	6.14%
	$453		$511
Less: interest capitalized	(9)		—
	$444		$511
[1]

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

Scheduled Debt Repayments1

	Issuer	Maturity Year	2019	2020	2021	2022	2023	2024 and thereafter	Total
4.95% notes[3]	BPDAF	2020	$—	$248	$—	$—	$—	$—	$248

7.31% notes[2]	BGC	2021	—	—	7	—	—	—	7

3.85% notes	BGC	2022	—	—	—	337	—	—	337

7.73% notes[2]	BGC	2025	—	—	—	—	—	6	6

7.70% notes[2]	BGC	2025	—	—	—	—	—	5	5

7.37% notes[2]	BGC	2026	—	—	—	—	—	32	32

8.05% notes[2]	BGC	2026	—	—	—	—	—	15	15

6.38% notes[2]	BGC	2033	—	—	—	—	—	200	200

5.80% notes	BGC	2034	—	—	—	—	—	200	200

5.80% notes	BGFC	2034	—	—	—	—	—	200	200

6.45% notes[2]	BGC	2035	—	—	—	—	—	300	300

6.35% notes	BHMC	2036	—	—	—	—	—	600	600

7.50% notes[3]	BNAF	2038	—	—	—	—	—	250	250

5.95% notes[3]	BPDAF	2039	—	—	—	—	—	850	850

5.70% notes	BNAF	2041	—	—	—	—	—	850	850

5.25% notes	BGC	2042	—	—	—	—	—	750	750

5.75% notes	BNAF	2043	—	—	—	—	—	850	850

Other debt obligations[2]			4	1	—	—	—	—	5

Acacia credit facility			28	14	—	—	—	—	42

			$32	$263	$7	$337	$—	$5,108	$5,747

Minimum annual payments under capital leases			$11	$4	$1	$1	$1	$2	$20
[1]	This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
[2]	Included in Other debt obligations in the Long-Term Debt table.
[3]	Included in Other fixed rate notes in the Long-Term Debt table.

BARRICK YEAR-END 2018	130	NOTES TO FINANCIAL STATEMENTS

c)    Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by

● Sales	● Prices of gold, silver and copper

o By-product credits	o Prices of silver, copper and gold

● Cost of sales

o Consumption of diesel fuel, propane, natural gas, and electricity	o Prices of diesel fuel, propane, natural gas, and electricity

o Non-US dollar expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, PGK, TZS, ZAR, and ZMW

● General and administration, exploration and evaluation costs	● Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, GBP, PGK, TZS, ZAR, and ZMW

● Capital expenditures

o Non-US dollar capital expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, and ZAR

o Consumption of steel	o Price of steel

● Interest earned on cash and equivalents	● US dollar interest rates

● Interest paid on fixed-rate borrowings	● US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.

BARRICK YEAR-END 2018	131	NOTES TO FINANCIAL STATEMENTS

d) Summary of Derivatives at December 31, 2018

	Notional Amount by Term to Maturity				Accounting Classification by Notional Amount
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Non-Hedge	Fair value (USD)

US dollar interest rate contracts (US$ millions)

Total receive - float swap positions	$28	$14	$—	$42	$42	$—	$1

Currency contracts

PGK:US$ contracts (PGK millions)	23	—	—	23	—	23	—

Commodity contracts

Copper bought floor contracts (millions of pounds)	—	—	—	—	—	—	2

Fuel contracts (thousands of barrels)[1]	114	—	—	114	—	114	(3)
[1]

Fuel contracts represent a combination of WTI swaps and Brent options. These derivatives hedge physical supply contracts based on the price of fuel across our operating minesites plus a spread. WTI represents West Texas Intermediate and Brent represents Brent Crude Oil.

Fair Values of Derivative Instruments

		Asset Derivatives			Liability Derivatives
	Balance Sheet Classification	Fair Value as at Dec. 31, 2018	Fair Value as at Dec. 31, 2017	Balance Sheet Classification	Fair Value as at Dec. 31, 2018	Fair Value as at Dec. 31, 2017
Derivatives designated as hedging instruments

US dollar interest rate contracts	Other assets	$1	$1	Other liabilities	$—	$—

Commodity contracts	Other assets	2	—	Other liabilities	2	25
Total derivatives classified as hedging instruments		$3	$1		$2	$25
Derivatives not designated as hedging instruments

Commodity contracts	Other assets	$—	$2	Other liabilities	$1	$7
Total derivatives not designated as hedging instruments		$—	$2		$1	$7
Total derivatives		$3	$3		$3	$32

As of December 31, 2018, we had 12 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. We have five counterparties with which we hold a net asset position of $2 million, and seven counterparties with which we are in a net liability position, for a total net liability of $2 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

BARRICK YEAR-END 2018	132	NOTES TO FINANCIAL STATEMENTS

US Dollar Interest Rate Contracts

Cash Flow Hedges

At December 31, 2018, Acacia has $42 million of pay-fixed receive-float interest rate swaps to hedge the floating rate debt associated with the Bulyanhulu plant expansion. These contracts, designated as cash flow hedges, convert the floating rate debt as it is drawn against the financing agreement.

Currency Contracts

Cash Flow Hedges

During the year, no currency contracts have been designated against forecasted non-US dollar denominated expenditures. As at December 31, 2018, there are no outstanding currency contracts designated as cash flow hedges of our anticipated operating, administrative and sustaining capital spend.

Commodity Contracts

Diesel/Propane/Electricity/Natural Gas

Cash Flow Hedges

During 2015, 8,040 thousand barrels of WTI contracts designated against forecasted fuel consumption at our mines were designated as hedging instruments as a result of adopting IFRS 9 and did not qualify for hedge accounting prior to January 1, 2015. As at December 31, 2018, there are no outstanding WTI contracts designated as cash flow hedges of our exposure to forecasted fuel purchases at our mines.

Non-hedge Derivatives

During the year, Acacia entered into a contract to purchase 72 thousand barrels of Brent to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines. As at December 31, 2018, Acacia has 114 thousand barrels of Brent swaps outstanding that economically hedge our exposure to forecasted fuel purchases at our mines.

Metals Contracts

Cash Flow Hedges

During 2018, we purchased 44 million pounds of copper collars, of which nil remain outstanding at December 31, 2018. These contracts were designated as cash flow hedges, with the effective portion and the changes in time value of the hedge recognized in OCI and the ineffective portion recognized in non-hedge derivative gains (losses).

During 2015, we early terminated 65 million ounces of silver hedges. We realized net cash proceeds of approximately $190 million with $nil remaining crystallized in OCI at December 31, 2018, which was recognized in revenue as the exposure occurs. Any unrealized changes and realized gains/ losses on ineffective amounts or time value have been recognized in the consolidated statements of income as gains on non-hedge derivatives.

Non-hedge Derivatives

We enter into purchased and written contracts with the primary objective of increasing the realized price on some of our gold and copper sales. During the year, Acacia purchased gold put options of 205 thousand ounces, of which 35 thousand ounces remain outstanding at December 31, 2018.

BARRICK YEAR-END 2018	133	NOTES TO FINANCIAL STATEMENTS

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income (“AOCI”)

	Commodity price hedges			Interest rate hedges
	Gold/Silver	Copper	Fuel	Long-term debt	Total
At January 1, 2017	$9	$—	($32)	($20)	($43)

Effective portion of change in fair value of hedging instruments	—	(11)	(8)	—	(19)

Transfers to earnings:

On recording hedged items in earnings/PP&E1	(7)	4	27	3	27

Hedge ineffectiveness due to changes in original forecasted transaction	—	—	5	—	5
At December 31, 2017	$2	($7)	($8)	($17)	($30)

Effective portion of change in fair value of hedging instruments	—	17	4	(1)	20

Transfers to earnings:

On recording hedged items in earnings/PP&E1	(2)	(10)	4	3	(5)

Hedge ineffectiveness due to changes in original forecasted transaction	—	—	—	—	—
At December 31, 2018	$—	$—	$—	($15)	($15)

Hedge gains/losses classified within	Gold/Silver sales	Copper sales	Cost of sales	Interest expense	Total
Portion of hedge gain (loss) expected to affect 2019 earnings[2]	$—	$—	$—	$—	$—
[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.
[2]	Based on the fair value of hedge contracts at December 31, 2018.

Cash Flow Hedge Gains (Losses) at December 31

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income/PP&E (effective portion)	Amount of gain (loss) transferred from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	2018	2017		2018	2017		2018	2017
Interest rate contracts	($1)	($1)	Finance income/ finance costs	($3)	($3)	Gain (loss) on non- hedge derivatives	$—	$—

Commodity contracts	21	(18)	Revenue/cost of sales	8	(24)	Gain (loss) on non- hedge derivatives	—	(5)
Total	$20	($19)		$5	($27)		$—	($5)

e)    Gains (Losses) on Non-hedge Derivatives

For the years ended December 31	2018	2017
Commodity contracts

Gold	$—	$4

Silver[1]	2	7

Copper	—	(1)

Fuel	1	—

Currency Contracts	(3)	1
	$—	$11
Hedge ineffectiveness	—	(5)
	$—	$6
[1]	Relates to the amortization of crystallized OCI.

BARRICK YEAR-END 2018	134	NOTES TO FINANCIAL STATEMENTS

f)    Derivative Assets and Liabilities

	2018	2017
At January 1	($29)	($76)

Derivatives cash (inflow) outflow

Operating activities	11	62

Change in fair value of:

Non-hedge derivatives	(2)	4

Cash flow hedges:

Effective portion	20	(19)

Ineffective portion	—	5

Excluded from effectiveness changes	—	(5)

At December 31	$—	($29)

Classification:

Other current assets	$2	$2

Other long-term assets	1	1

Other current liabilities	(3)	(30)

Other long-term obligations	—	(2)
	$—	($29)

26 > FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

BARRICK YEAR-END 2018	135	NOTES TO FINANCIAL STATEMENTS

a)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
At December 31, 2018	(Level 1)	(Level 2)	(Level 3)	Aggregate Fair Value
Cash and equivalents	$1,571	$—	$—	$1,571

Other investments	209	—	—	209

Derivatives	—	—	—	—

Receivables from provisional copper and gold sales	—	76	—	76
	$1,780	$76	$—	$1,856

Fair Value Measurements

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
At December 31, 2017	(Level 1)	(Level 2)	(Level 3)	Aggregate Fair Value
Cash and equivalents	$2,234	$—	$—	$2,234

Other investments	33	—	—	33

Derivatives	—	(29)	—	(29)

Receivables from provisional copper and gold sales	—	110	—	110
	$2,267	$81	$—	$2,348

b)    Fair Values of Financial Assets and Liabilities

	At December 31, 2018		At December 31, 2017

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets

Other assets[1]	$559	$559	$572	$572

Other investments[2]	209	209	33	33

Derivative assets	3	3	3	3
	$771	$771	$608	$608
Financial liabilities

Debt[3]	$5,738	$6,183	$6,423	$7,715

Derivative liabilities	3	3	32	32

Other liabilities	297	297	252	252
	$6,038	$6,483	$6,707	$7,999
[1]	Includes restricted cash and amounts due from our partners.
[2]	Recorded at fair value. Quoted market prices are used to determine fair value.
[3]

Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

BARRICK YEAR-END 2018	136	NOTES TO FINANCIAL STATEMENTS

c)    Assets Measured at Fair Value on a Non-Recurring Basis

	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs

	(Level 1)	(Level 2)	(Level 3)	Aggregate fair value
Other assets[1]	$—	$—	$190	$190

Property, plant and equipment[2]	—	—	801	801

Intangible assets[3]	—	—	10	10

Goodwill[4]	—	—	—	—
[1]	Other assets were written down by $74 million, which was included in earnings in this period.
[2]	Property, plant and equipment were written down by $648 million, which was included in earnings in this period.
[3]	Intangibles were written down by $24 million, which was included in earnings in this period, to their fair value less costs of disposal of $10 million.
[4]	Goodwill was fully written down at Veladero by $154 million, which was included in earnings in this period.

Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Other Investments

The fair value of other investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore other investments are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap (“CDS”) spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and credit default swap rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets

The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

BARRICK YEAR-END 2018	137	NOTES TO FINANCIAL STATEMENTS

27 > PROVISIONS

a) Provisions

	As at December 31, 2018	As at December 31, 2017
Environmental rehabilitation (“PER”)	$2,726	$2,944

Post-retirement benefits	42	48

Share-based payments	26	37

Other employee benefits	22	27

Other	88	85
	$2,904	$3,141

b) Environmental Rehabilitation

	2018	2017
At January 1	$3,096	$2,246

PERs divested during the year	—	(31)

Closed Sites

Impact of revisions to expected cash flows recorded in earnings	(30)	46

Settlements

Cash payments	(48)	(41)

Settlement gains	(2)	(1)

Accretion	13	12

Operating Sites

PER revisions in the year	(247)	836

Settlements

Cash payments	(18)	(18)

Settlement gains	(1)	(1)

Accretion	74	48
At December 31	$2,837	$3,096
Current portion (note 24)	(111)	(152)
	$2,726	$2,944

The eventual settlement of substantially all PERs estimated is expected to take place between 2019 and 2058.

The total PER has decreased in the fourth quarter of 2018 by $109 million primarily due to changes in discount rates combined with changes in cost estimates at our Pascua-Lama, Pierina, Veladero, Hemlo and Golden Sunlight properties. For the year ended December 31, 2018, our PER balance decreased by $259 million primarily due to changes in discount rates. A 1% increase in the discount rate would result in a decrease in PER by $322 million and a 1% decrease in the discount rate would result in an increase in PER by $398 million, while holding the other assumptions constant.

28 > FINANCIAL RISK MANAGEMENT

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a.	Market risk, including commodity price risk, foreign currency and interest rate risk;
b.	Credit risk;
c.	Liquidity risk; and
d.	Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate treasury group implements hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. Acacia has 35 thousand ounces of gold positions outstanding at December 31, 2018. Our remaining gold and copper production is subject to market prices.

Fuel

On average we consume approximately 4 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of using financial contracts to hedge our exposure to oil prices.

BARRICK YEAR-END 2018	138	NOTES TO FINANCIAL STATEMENTS

Foreign Currency Risk

The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Australian dollar and Canadian dollar through a combination of mine operating costs and general and administrative costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentine peso, Dominican Republic peso and Zambian kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs and overall net earnings, when translated into US dollars.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($1.6 billion at the end of the year); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($0.1 billion at December 31, 2018).

The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31 is approximately $16 million (2017: $10 million).

b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries, which are countries rated BBB- or higher by S&P and include Canada, Chile, Australia and Peru. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

•	Entering into derivatives with high credit-quality counterparties;
•	Limiting the amount of net exposure with each counterparty; and
•	Monitoring the financial condition of counterparties on a regular basis.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

	As at December 31, 2018	As at December 31, 2017
Cash and equivalents	$1,571	$2,234

Accounts receivable	248	239

Net derivative assets by counterparty	2	2
	$1,821	$2,475

c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in note 25.

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2018, our total debt was $5.7 billion (debt net of cash and equivalents was $4.2 billion) compared to total debt as at December 31, 2017 of $6.4 billion (debt net of cash and equivalents was $4.2 billion).

As part of our capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $3.0 billion available under our Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including, but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa2 and BBB, respectively. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the Credit Facility (undrawn as at December 31, 2018) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.31:1 as at December 31, 2018).

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR-END 2018	139	NOTES TO FINANCIAL STATEMENTS

As at December 31, 2018 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Cash and equivalents	$1,571	$—	$—	$—	$1,571

Accounts receivable	248	—	—	—	248

Derivative assets	2	1	—	—	3

Trade and other payables	1,101	—	—	—	1,101

Debt	43	275	339	5,110	5,767

Derivative liabilities	3	—	—	—	3

Other liabilities	59	80	21	137	297

As at December 31, 2017 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Cash and equivalents	$2,234	$—	$—	$—	$2,234

Accounts receivable	239	—	—	—	239

Derivative assets	2	1	—	—	3

Trade and other payables	1,059	—	—	—	1,059

Debt	59	311	975	5,111	6,456

Derivative liabilities	30	2	—	—	32

Other liabilities	30	67	4	151	252

d) Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28c.

29 > OTHER NON-CURRENT LIABILITIES

	As at December 31, 2018	As at December 31, 2017

Deposit on Pascua-Lama silver sale agreement[1]	$811	$805

Deposit on Pueblo Viejo gold and silver streaming agreement[1]	426	459

Long-term income tax payable	270	259

Derivative liabilities (note 25f)	—	2

Provision for offsite remediation	57	45

Other	179	174
	$1,743	$1,744
[1]	Revenues of $76 million were recognized in 2018 (2017: $94 million) through the draw-down of our streaming liabilities relating to contracts in place at Pueblo Viejo and Pascua-Lama.

Silver Sale Agreement

Our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”) (formerly Silver Wheaton Corp.) requires us to deliver 25 percent of the life of mine silver production from the Pascua-Lama project and required delivery of 100 percent of silver production from the Lagunas Norte, Pierina and Veladero mines (“South American mines”) until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

Gold and Silver Streaming Agreement

On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:

•	7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.

BARRICK YEAR-END 2018	140	NOTES TO FINANCIAL STATEMENTS

•

75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

30 > DEFERRED INCOME TAXES

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, equity and goodwill based on the source of the change.

Current income taxes of $211 million and deferred income taxes of $47 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $5,861 million as at December 31, 2018.

Sources of Deferred Income Tax Assets and Liabilities

	As at December 31, 2018	As at December 31, 2017

Deferred tax assets

Tax loss carry forwards	$537	$926

Alternative minimum tax (“AMT”) credits	37	—

Environmental rehabilitation	292	594

Property, plant and equipment	—	175

Post-retirement benefit obligations and other employee benefits	27	49

Accrued interest payable	1	40

Other working capital	32	23

Derivative instruments	—	74

Other	12	21
	$938	$1,902

Deferred tax liabilities

Property, plant and equipment	(1,412)	(1,571)

Inventory	(503)	(507)
	($977)	($176)
Classification:
Non-current assets	$259	$1,069

Non-current liabilities	(1,236)	(1,245)
	($977)	($176)

The deferred tax asset of $259 million includes $242 million expected to be realized in more than one year. The deferred tax liability of $1,236 million includes $1,211 million expected to be realized in more than one year.

Expiry Dates of Tax Losses

	2019	2020	2021	2022	2023+	No expiry date	Total

Non-capital tax losses[1]

Canada	$—	$—	$—	$—	$2,305	$—	$2,305

Argentina	—	—	69	—	—	—	69

Barbados	1,843	435	26	524	1,177	—	4,005

Chile	—	—	—	—	—	1,141	1,141

Tanzania	—	—	—	—	—	1,555	1,555

Zambia	—	—	12	404	—	—	416

Other	—	—	—	—	—	645	645
	$1,843	$435	$107	$928	$3,482	$3,341	$10,136
[1]	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2018.

The non-capital tax losses include $8,327 million of losses which are not recognized in deferred tax assets. Of these, $1,843 million expire in 2019, $435 million expire in 2020, $107 million expire in 2021, $590 million expire in 2022, $3,483 million expire in 2023 or later, and $1,869 million have no expiry date.

BARRICK YEAR-END 2018	141	NOTES TO FINANCIAL STATEMENTS

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

•	Historic and expected future levels of taxable income;
•	Tax plans that affect whether tax assets can be realized; and
•	The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred tax asset totaling $83 million (December 31, 2017: $98 million) has been recorded in a foreign subsidiary. This deferred tax asset primarily arose from a realized loss on internal restructuring of subsidiary corporations. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is probable and consequently, we have fully recognized this deferred tax asset. In the fourth quarter of 2018, the deferred tax assets in Canada and Peru were de-recognized. Refer to note 12 for further details.

Deferred Tax Assets Not Recognized

	As at December 31, 2018	As at December 31, 2017
Australia	$154	$158

Canada	1,087	388

Peru	310	—

Chile	1,028	993

Argentina	174	515

Barbados	40	66

Tanzania	156	209

Zambia	24	50

Saudi Arabia	70	70
	$3,043	$2,449

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $1,134 million (2017: $690 million), capital loss carry forwards with no expiry date of $447 million (2017: $452 million), and other deductible temporary differences with no expiry date of $1,462 million (2017: $1,307 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2018	2017
Temporary differences

Property, plant and equipment	($15)	$295

Environmental rehabilitation	(302)	(45)

Tax loss carry forwards	(389)	191

Inventory	5	26

Derivatives	(74)	(16)

Other	(26)	(84)
	($801)	$367
Intraperiod allocation to:

Income from continuing operations before income taxes	($730)	($106)

Cerro Casale disposition	—	469

Veladero disposition	—	16

Income tax payable	(38)	—

Equity	(24)	—

OCI	(9)	(12)
	($801)	$367

Income Tax Related Contingent Liabilities
	2018	2017
At January 1	$306	$128

Net additions based on uncertain tax positions related to prior years	—	178
At December 31[1]	$306	$306
[1]	If reversed, the total amount of $306 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

Tax Years Still Under Examination
Canada	2015-2018

United States	2018

Dominican Republic	2015-2018

Peru	2009, 2011-2013, 2015-2018

Chile	2014-2018

Argentina	2012-2018

Australia	2014-2018

Papua New Guinea	2006-2018

Saudi Arabia	2007-2018

Tanzania	All years open

Zambia	2010-2018

BARRICK YEAR-END 2018	142	NOTES TO FINANCIAL STATEMENTS

31 > CAPITAL STOCK

Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,167,846,910 common shares as at December 31, 2018). Prior to November 28, 2018 our authorized capital stock also included an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series; however, on Barrick’s continuance into British Columbia, the first and second preferred shares were eliminated. Our common shares have no par value.

On January 1, 2019, we issued 583,669,178 common shares to Randgold shareholders as a result of the merger completed with Randgold. Refer to note 37 for further details.

Dividends

In 2018, we declared dividends in US dollars totaling $199 million (2017: $125 million) and paid $125 million (2017: $125 million).

The Company’s dividend reinvestment plan resulted in $14 million (2017: $16 million) reinvested into the Company.

32 > NON-CONTROLLING INTERESTS

a) Non-Controlling Interests Continuity

	Pueblo Viejo	Acacia	Cerro Casale	Other	Total
NCI in subsidiary at December 31, 2018	40%	36.1%	25%	Various
At January 1, 2017	$1,311	$704	$319	$44	$2,378

Share of income (loss)	118	(211)	173	(2)	78

Cash contributed	—	—	1	12	13

Decrease in non-controlling interest	—	—	(493)	—	(493)

Disbursements	(139)	(13)	—	(43)	(195)
At December 31, 2017	$1,290	$480	$—	$11	$1,781

Share of income (loss)	89	22	—	(1)	110

Cash contributed	—	—	—	24	24

Disbursements	(108)	—	—	(15)	(123)
At December 31, 2018	$1,271	$502	$—	$19	$1,792

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests

Summarized Balance Sheets

	Pueblo Viejo		Acacia
	As at December 31, 2018	As at December 31, 2017	As at December 31, 2018	As at December 31, 2017
Current assets	$520	$488	$555	$464

Non-current assets	3,469	3,489	1,261	1,333
Total assets	$3,989	$3,977	$1,816	$1,797
Current liabilities	720	907	206	212

Non-current liabilities	402	248	246	280
Total liabilities	$1,122	$1,155	$452	$492

BARRICK YEAR-END 2018	143	NOTES TO FINANCIAL STATEMENTS

Summarized Statements of Income

	Pueblo Viejo		Acacia
For the years ended December 31	2018	2017	2018	2017
Revenue	$1,333	$1,417	$664	$751

Income (loss) from continuing operations after tax	206	293	59	(630)

Other comprehensive income (loss)	—	—	—	—
Total comprehensive income (loss)	$206	$293	$59	($630)
Dividends paid to NCI	$—	$—	$—	$13

Summarized Statements of Cash Flows

	Pueblo Viejo		Acacia
For the years ended December 31	2018	2017	2018	2017
Net cash provided by (used in) operating activities	$272	$283	$123	($15)

Net cash used in investing activities	(144)	(112)	(45)	(160)

Net cash used in financing activities	(108)	(539)	(28)	(62)
Net increase (decrease) in cash and cash equivalents	$20	($368)	$50	($237)

33 > REMUNERATION OF KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2018	2017
Salaries and short-term employee benefits[1]	$19	$20

Post-employment benefits[2]	3	3

Termination Benefits	1	—

Share-based payments and other[3]	11	12
	$34	$35
[1]	Includes annual salary and annual short-term incentives/other bonuses earned in the year.
[2]	Represents Company contributions to retirement savings plans.
[3]	Relates to DSU, RSU and PRSU grants and other compensation.

BARRICK YEAR-END 2018	144	NOTES TO FINANCIAL STATEMENTS

34 > STOCK-BASED COMPENSATION

a)    Global Employee Share Plan (GESP)

In 2016, Barrick launched a Global Employee Share Plan. This is a plan awarded to all eligible employees. During 2018, Barrick contributed and expensed $12 million to this plan.

b)    Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest from two-and-a-half years to three years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2018, the weighted average remaining contractual life of RSUs was 0.93 years (2017: 1.19 years).

Compensation expense for RSUs was a $29 million charge to earnings in 2018 (2017: $42 million) and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director or officer leaves the Board or Barrick, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity (Number of Units in Thousands)

	DSUs	Fair value	RSUs	Fair value
At January 1, 2017	573	$9.2	6,452	$58.6

Settled for cash	—	—	(3,610)	(62.5)

Forfeited	—	—	(121)	(2.3)

Granted	152	2.5	1,760	32.7

Credits for dividends	—	—	56	0.9

Change in value	—	(0.1)	—	10.3
At December 31, 2017	725	$11.6	4,537	$37.7

Settled for cash	(143)	(1.9)	(3,089)	(34.6)

Forfeited	—	—	(731)	(7.9)

Granted	182	2.3	2,974	35.3

Credits for dividends	—	—	60	0.8

Change in value	—	(0.8)	—	4.7
At December 31, 2018	764	$11.2	3,751	$36.0

At December 31, 2018, Acacia Mining plc had $nil of DSUs outstanding (2017: $nil) and $2 million of RSUs outstanding (2017: $2 million).

c)    Performance Granted Share Units (PGSUs)

In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2018, 3,024 thousand units had been granted at a fair value of $18 million (2017: 2,174 thousand units at a fair value of $14 million).

d)    Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. During 2018, Barrick contributed and expensed $0.1 million to this plan (2017: $0.4 million). This plan was replaced by the Barrick Share Purchase Plan in 2018.

e)    Barrick Share Purchase Plan (BSPP)

In 2018, Barrick launched a Barrick Share Purchase Plan. This plan encourages Barrick employees to purchase Company shares by matching their contributions one to one up to an annual maximum. During 2018, Barrick contributed and expensed $2 million to this plan.

f)    Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options are exercisable over seven years. At December 31, 2018, 0.8 million (2017: 1.0 million) stock options were outstanding.

Compensation expense for stock options was $nil in 2018 (2017: $nil), and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options had no impact on earnings per share for 2018 and 2017.

Total intrinsic value relating to options exercised in 2018 was $nil (2017: $nil).

BARRICK YEAR-END 2018	145	NOTES TO FINANCIAL STATEMENTS

Employee Stock Option Activity (Number of Shares in Millions)

	2018		2017
	Shares	Average Price	Shares	Average Price
C$ options

At January 1	0.3	$13	0.3	$13

Granted	—	—	—	—

Exercised	—	10	—	—

Cancelled/expired	—	—	—	—

At December 31	0.3	$13	0.3	$13

US$ options

At January 1	0.7	$40	1.8	$42

Forfeited	(0.1)	34	(0.7)	40

Cancelled/expired	(0.1)	49	(0.4)	45

At December 31	0.5	$37	0.7	$40

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value[1] ($ millions)	Shares	Average price	Intrinsic value[1] ($ millions)
C$ options

$ 9 - $ 17	0.2	$10	3.6	$2	0.1	$10	$1

$ 18 - $ 21	0.1	18	1.6	—	0.1	18	—

	0.3	$13	2.9	$2	0.2	$13	$1

US$ options

$ 32 - $ 41	0.4	$32	1.0	$—	0.4	$32	$—

$ 42 - $ 55	0.1	48	0.1	—	0.1	48	—

	0.5	$37	0.8	$—	0.5	$37	$—
[1]	Based on the closing market share price on December 31, 2018 of C$18.43 and US$13.54.

As at December 31, 2018, there was $nil (2017: $nil) of total unrecognized compensation cost relating to unvested stock options.

BARRICK YEAR-END 2018	146	NOTES TO FINANCIAL STATEMENTS

35 > POST-RETIREMENT BENEFITS

Barrick operates various post-employment plans, including both defined benefit and defined contribution pension plans and other post-retirement plans. The table below outlines where the Company’s post-employment amounts and activity are included in the financial statements:

For the years ended December 31	2018	2017
Balance sheet obligations for:

Defined pension benefits	$36	$42

Other post-retirement benefits	6	6
Liability in the balance sheet	$42	$48
Income statement charge included income statement for:

Defined pension benefits	$1	$1

Other post-retirement benefits	—	—
	$1	$1
Measurements for:

Defined pension benefits	($4)	$23

Other post-retirement benefits	—	—
	($4)	$23

The amounts recognized in the balance sheet are determined as follows:

For the years ended December 31	2018	2017
Present value of funded obligations	$57	$122

Fair value of plan assets	(65)	(134)
(Surplus) deficit of funded plans	($8)	($12)

Present value of unfunded obligations	44	54
Total deficit of defined benefit pension plans	$36	$42

Impact of minimum funding requirement/asset ceiling	—	—
Liability in the balance sheet	$36	$42

a)    Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our former United States and Canadian employees and provide benefits based on an employee’s years of service. The plans operate under similar regulatory frameworks and generally face similar risks. The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trust are governed by local regulations and practice in each country. Responsibility for governance of the plans - overseeing all aspects of the plans including investment decisions and contribution schedules - lies with the Company. We have set up pension committees to assist in the management of the plans and have also appointed experienced independent professional experts such as actuaries, custodians and trustees.

The significant actuarial assumptions were as follows:

As at December 31	Pension Plans 2018	Other Post- Retirement Benefits 2018	Pension Plans 2017	Other Post- Retirement Benefits 2017
Discount rate	3.75-4.65%	4.45%	2.90-3.95%	3.75%

b)    Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees in the US. All of these plans are unfunded. The weighted average duration of the defined benefit obligation is 14 years (2017: 10 years).

	Less than a year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
Pension benefits	$14	$14	$39	$200	$267

Other post-retirement benefits	1	1	2	5	9
At December 31, 2017	$15	$15	$41	$205	$276
Pension benefits	7	7	22	139	175

Other post-retirement benefits	1	1	2	5	9
At December 31, 2018	$8	$8	$24	$144	$184

c)    Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans and we also have a retirement plan for certain officers of the Company. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $35 million in 2018 (2017: $33 million).

BARRICK YEAR-END 2018	147	NOTES TO FINANCIAL STATEMENTS

36> CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

U.S. Shareholder Class Action (Veladero)

On May 10, 2017, Shepard Broadfoot, a purported shareholder of Barrick Gold Corporation, filed suit in the United States District Court for the Southern District of New York (“SDNY”) against the Company, Kelvin Dushnisky, Catherine Raw, Richard Williams and Jorge Palmes. The complaint asserted claims against the defendants arising from allegedly false and misleading statements concerning production estimates and environmental risks at the Veladero mine, and seeks unspecified damages and other relief. On May 19, 2017, a second and substantially identical purported class action complaint was filed in the SDNY. On October 4, 2017, the Court consolidated the actions and appointed the lead plaintiff and lead counsel. The plaintiffs’ amended consolidated complaint was filed on December 4, 2017. The Company filed a motion to dismiss the complaint on February 2, 2018, and briefing on that was completed on April 18, 2018. The Company’s motion to dismiss was granted, with prejudice, on September 20, 2018, and the matter is now closed.

Proposed Canadian Shareholder Class Action (Veladero)

On July 28, 2018, Peter Gradja, a purported shareholder of Barrick Gold Corporation, commenced a proposed class action against the Company in the Ontario Superior Court of Justice. The action seeks unspecified damages and other relief, purportedly on behalf of anyone who purchased Barrick shares during the period from February 15, 2017 to April 24, 2017 and held some or all of those shares at the close of trading on April 24, 2017. It is alleged that Barrick made false and misleading statements concerning production estimates and environmental risks at the Veladero mine.

The action is in its earliest stages, and the plaintiff has not yet brought a motion for the orders required for the action to proceed. The Company believes that the claims made in the action are without merit and intends to defend the action vigorously. No amounts have been recorded for any potential liability arising from the proposed class action, as the Company cannot reasonably predict the outcome.

Proposed Canadian Securities Class Actions (Pascua-Lama)

Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The

Canadian proceedings alleged that the Company made false and misleading statements to the investing public relating (among other things) to the capital costs of the Pascua-Lama project (the “Project”), the amount of time it would take before production commenced at the Project, and the environmental risks of the Project, as well as alleged internal control failures and certain accounting-related matters.

The first Ontario and Alberta actions were commenced by Statement of Claim on April 15 and 17, 2014, respectively. The same law firm acted for the plaintiffs in these two proceedings, and the Statements of Claim were largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi were also named as defendants in the two actions. Both actions purported to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions sought $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in the Company’s public disclosure. The first Ontario action was subsequently consolidated with the fourth Ontario action, as discussed below. The first Alberta action was discontinued by plaintiffs’ counsel on June 26, 2015.

The second Ontario action was commenced on April 24, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purported to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and sought $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. The amended claim also reflected the addition of a law firm that previously acted as counsel in a third Ontario action, which was commenced by Notice of Action on April 28, 2014 and included similar allegations but was never served or pursued. As a result of the outcome of the carriage motion and appeals described below, the second Ontario action was subsequently stayed.

The Quebec action was commenced on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in the Company’s public disclosure.

The second Alberta action was commenced on May 23, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was dismissed on consent on June 19, 2017.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s

BARRICK YEAR-END 2018	148	NOTES TO FINANCIAL STATEMENTS

public disclosure. The action was discontinued by plaintiffs’ counsel on December 19, 2016.

The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013 in Canada, and seeks $3 billion in damages plus an unspecified amount for alleged misrepresentations in the Company’s public disclosure. The Statement of Claim was amended on October 20, 2014 to include two additional law firms, one of which was acting as counsel in the first Ontario action referred to above and the other of which no longer exists. In January 2018, plaintiffs’ counsel delivered a consolidated Statement of Claim in this action. The Statement of Claim was amended again in May 2018.

In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups would take the lead in the Ontario litigation. The court issued a decision in December 2014 in favor of the counsel group that commenced the first and fourth Ontario actions, which were then consolidated in a single action. The lower court’s decision was subsequently affirmed by the Divisional Court in May 2015 and the Court of Appeal for Ontario in July 2016 following appeals by the losing counsel group. The losing counsel group sought leave to appeal to the Supreme Court of Canada but later discontinued the application after reaching an agreement with the counsel group that commenced the first and fourth Ontario actions.

The proposed representative plaintiffs in the Quebec and Ontario actions have brought motions seeking: (i) leave to proceed with statutory misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions. In August 2018, the Company and Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver delivered their Statement of Defence in the Ontario action. No defence is required to be delivered in the Quebec action at this time. The Quebec motions are scheduled to be heard in May 2019, while the Ontario motions are scheduled to be heard in July 2019.

The Company intends to vigorously defend all of the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome.

Pascua-Lama – SMA Regulatory Sanctions

In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Project, received a Resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires CMN to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project. The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities.

In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Original Resolution. The Environmental Court did not annul the portion of the Original Resolution that required the Company to halt construction on the Chilean side of the Project until the water management system is completed in accordance with the Project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015.

On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s

BARRICK YEAR-END 2018	149	NOTES TO FINANCIAL STATEMENTS

environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).

On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement.

As previously noted, CMN has appealed the Revised Resolution and this appeal remains in place. A hearing on the appeal was held on November 6, 2018, and CMN continues to evaluate all of its legal options. A decision of the Environmental Court on the remaining appeals is still pending.

Following the issuance of the Revised Resolution, the Company reversed the estimated amount previously recorded for any additional proposed administrative fines in this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017. No additional amounts have been recorded for any potential liability arising from the Antofagasta Environmental Court’s October 12, 2018 ruling and subsequent review by the SMA, as the Company cannot reasonably predict any potential losses and the SMA has not issued any additional proposed administrative fines. The Company intends to vigorously defend this matter. See note 21 of these Annual Financial Statements for information related to impairment losses arising from this matter.

Pascua-Lama – Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. On December 10, 2018, the Environmental Court rejected the remaining challenges and upheld the environmental permit amendment. On December 29, 2018, the indigenous residents appealed the Environmental Court’s decision to the Chilean Supreme Court. The Chilean Supreme Court has not yet accepted this appeal. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict any potential losses.

Veladero – September 2015 Release of Cyanide-Bearing Process Solution

San Juan Provincial Regulatory Sanction Proceeding

On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”), Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAS and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site continued in accordance with a court order until November 28, 2018 when that order was rescinded.

On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAS for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. On March 15, 2016, MAS was formally notified of the imposition of an administrative fine in connection with the solution release. On April 6, 2016, MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. On July 11, 2017, the San Juan government rejected MAS’ administrative appeal of this decision. On September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts. MAS has implemented a remedial action plan at Veladero in response to the incident, as required by the San Juan Provincial mining authority.

Criminal Matters

Provincial Action

On March 11, 2016, a San Juan Provincial Court laid criminal charges based on alleged negligence against nine current and former MAS employees in connection with the solution release (the “Provincial Action”). On August 15, 2017, the Court of Appeals confirmed the indictment against eight of the nine individuals that had been charged with alleged negligence in connection with the solution release. MAS is not a party to the Provincial Action. On August 23, 2018, the eight defendants in the Provincial Action were granted probation. The terms of the probation do not require the defendants to recognize any wrongdoing. If the defendants

BARRICK YEAR-END 2018	150	NOTES TO FINANCIAL STATEMENTS

comply with good behavior and community service requirements for one year, the Provincial Action will be dismissed.

Federal Investigation

In addition, a federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016.

On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release. As a result of this decision, the investigation into the incident continued to be conducted by the San Juan Provincial judge in the Provincial Action.

On April 11, 2018, the federal judge indicted three former federal officials alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls. After an appeal process, on July 10, 2018, the Court of Appeals confirmed the indictments. On October 16, 2018, the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls during 2015 was concluded and the case was sent to trial.

On June 29, 2018, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine as part of the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls. On July 6, 2018, the Province of San Juan challenged this order on jurisdictional grounds. On August 9, 2018, the Federal Court ordered additional studies. One of the defendants appointed an expert to monitor the sampling and analysis required to perform such studies. The Federal Court rejected the jurisdictional challenge, which resulted in an appeal to the Federal Supreme Court on August 24, 2018 to adjudicate jurisdiction. To date, the studies have not been performed.

Glaciers Investigation

On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal government officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”) (see “Argentine Glacier Legislation and Constitutional Litigation” below). On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign this investigation to himself. MAS also requested to be admitted as a party to the proceeding in order to present evidence in support of MAS. On September 14, 2017, the Court of Appeals ordered the federal judge to consolidate the two investigations and allowed MAS to participate in the consolidated Federal Investigation. On November 21, 2017, the Court of Appeals clarified that MAS is not a party to the case and therefore did not have standing to seek the recusal of the federal judge. The Court recognized MAS’ right to continue to participate in the case without clarifying the scope of those rights.

On November 27, 2017, the federal judge indicted four former federal government officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s national glacier legislation including the methodology used to complete the national inventory of glaciers, a portion of which was published on October 3, 2016, and also requiring the National Ministry of the Environment and Sustainable Development to determine if there has been any environmental damage to glaciers since the glacier law went into effect in light of his decision. On December 12, 2017, the National Ministry of the Environment and Sustainable Development clarified that it does not have jurisdiction to audit environmental damage to glaciers, as this is the responsibility of the Provincial authorities.

On March 5, 2018, the Court of Appeals confirmed the indictment against the four former federal officials in relation to the Glacier Investigation. On August 6, 2018, the case related to the enforcement of the national glacier legislation was assigned to a federal trial judge. No hearings have been scheduled for this matter to date.

In total, six former federal officials have now been indicted under the Federal Investigation and the Glacier Investigation (one of whom has been indicted on two separate charges) and will face trial.

No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict any potential losses.

Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution

Temporary Suspension of Operations and Regulatory Infringement Proceeding

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAS has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAS. On December 2, 2016, the San Juan Provincial

BARRICK YEAR-END 2018	151	NOTES TO FINANCIAL STATEMENTS

mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above.

On September 14, 2017, the San Juan Provincial mining authority consolidated the administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident and the March 2017 incident described below (see “Veladero - March 2017 Release of Gold-bearing Process Solution” below).

On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident described below. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal was filed on April 20, 2018 and will be heard and decided by the Governor of San Juan.

Veladero – Cyanide Leaching Process Civil Action

On December 15, 2016, MAS was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the Valley Leach Facility (“VLF”). In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAS implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAS replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environmental damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described below (see “Veladero - March 2017 Release of Gold-bearing Process Solution” below). The Company responded to the new allegations and intends to continue defending this matter vigorously. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Veladero – March 2017 Release of Gold-bearing Process Solution

Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide

On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the San Juan Provincial mining authority issued a violation notice against MAS in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions.

On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAS as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the San Juan Provincial mining authority consolidated this administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident described above and the March 2017 incident. On October 10, 2017, the San Juan Provincial mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code in connection with the March 2017 incident.

On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident described above and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal will be heard and decided by the Governor of San Juan.

Provincial Amparo Action

On March 30, 2017, MAS was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claimed to be living in Jachal, Argentina, seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAS and the San Juan Provincial mining authority to provide additional information to the Jachal Court in connection with the incident.

The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan Provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. Further developments in this case are pending a decision by the

BARRICK YEAR-END 2018	152	NOTES TO FINANCIAL STATEMENTS

Argentine Supreme Court as to whether the Federal Court or Provincial Court has jurisdiction to assess the merits of the amparo remedy (see “Veladero - Release of Gold-bearing Process Solution - Federal Amparo Action” below). No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Federal Amparo Action

On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident described above. The amparo protection action sought a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAS also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On June 23, 2017, the Federal Court decided that it was competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court and a decision on the matter is pending. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Veladero – Tax Assessment and Criminal Charges

On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $14.1 million at the prevailing exchange rate at December 31, 2018), plus interest and fines. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine.

On June 21, 2018, the Argentinean Federal Tax Authority (“AFIP”) confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled.

In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”). Hearings for the Criminal Tax Case are scheduled for March 2019.

The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously. No amounts have been recorded for any potential liability arising from the Tax

Assessment or the Criminal Tax Case, as the Company cannot reasonably predict the outcome.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law banned new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjected ongoing mining activities to an environmental audit. If the audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Argentinean side of the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which included the area where the Veladero mine and Pascua-Lama Project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit. On June 11, 2018, the federal authorities published the complete national inventory of glaciers; the complete inventory is consistent with the partial national inventory of glaciers published previously in the area where Veladero and Pascua-Lama are located.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending. If the federal government’s arguments with respect to standing are accepted, then the case will be dismissed. If they are not accepted, then the National Supreme Court of Argentina will proceed to hear evidence on the merits. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome and in any event the provincial audit concluded that the Company’s activities do not impact glaciers or peri-glaciers.

Pueblo Viejo – Amparo Action

In October 2014, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental

BARRICK YEAR-END 2018	153	NOTES TO FINANCIAL STATEMENTS

contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On June 25, 2015, the Trial Court rejected the Petitioner’s amparo action, finding that the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to challenge the timeliness of this appeal as it was submitted after the expiration of the applicable filing deadline. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict any potential losses.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome Inc., which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. By Order dated November 9, 2011, the Court granted a motion to suspend the proceedings filed by the plaintiffs. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. To date neither the plaintiffs nor the Company has advised the Court of an intention to resume the proceedings. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petitioners”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ within ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac River tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc., which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. By resolution dated October 12, 2011 the Court of Appeals granted the Petitioners’ October 4, 2011 motion to suspend proceedings to permit the Petitioners to explore the possibility of a settlement. The proceedings are suspended pending further notice from the Petitioners. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the motion for intervention, or certain other matters before the Supreme Court. The Company intends to continue to defend the action vigorously.

In December 2016, the Petitioners notified the Court of Appeals that settlement negotiations did not resolve the action. In March 2017, the Court of Appeals required the Petitioners to advise whether they intend to pursue the action. Without responding to the court, Petitioners’ counsel advised the Court of Appeals in July 2017 of their withdrawal as counsel for the Petitioners and informed the Court of Appeals of the death of one of the Petitioners. The Court of Appeals issued a resolution in November 2017 requiring the Petitioners to notify the Court whether they have engaged new counsel. Petitioners’ new counsel filed an entry of appearance in December 2017 with the Court. The Petitioners served a Motion to Lift Order of Suspension of Proceedings dated September 12, 2018 to have the proceedings resume. In September 2018 the Company filed an Opposition to this motion in which it requested that the suspension of proceedings not be lifted and the proceedings instead be dismissed for unreasonable delay and Petitioners’ failure to comply with a direction of the Court.

No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

Acacia Mining plc – Tanzanian Revenue Authority Assessments

The Tanzanian Revenue Authority (“TRA”) has issued a number of tax assessments to the Acacia Mining plc group (“Acacia”) related to past taxation years from 2002-onwards. Acacia believes that the majority of these assessments are incorrect and has filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it is Acacia’s current assessment that the relevant assessments and claims by the TRA are without merit.

The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic

BARRICK YEAR-END 2018	154	NOTES TO FINANCIAL STATEMENTS

offshore dividend payments paid by Acacia to its shareholders from 2010 to 2013. Acacia is appealing this assessment on the substantive grounds that, as an English incorporated company, it is not resident in Tanzania for taxation purposes. The appeal is currently pending at the Court of Appeal. Accordingly, no amounts have been recorded for any potential liability and Acacia intends to continue to defend this action vigorously.

Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia is resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments have been levied on certain of Acacia’s net profits before tax. Acacia is in the process of appealing these assessments at the TRA Board level. Acacia’s substantive grounds of appeal are based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company.

In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. For more information about these adjusted tax assessments, see “Acacia Mining plc - Concentrate Export Ban and Related Disputes” below.

See note 12 of these Financial Statements for information related to income tax expenses recorded with respect to these matters.

Acacia Mining plc – Concentrate Export Ban and Related Disputes

On March 3, 2017, the Tanzanian Ministry of Energy and Minerals imposed a general ban on the export of metallic concentrates (the “Ban”). This includes gold/copper concentrate exported by Acacia’s Bulyanhulu and Buzwagi mines. Following the imposition of the Ban, Acacia immediately ceased all exports of its gold/copper concentrate, including 27 containers previously approved for export prior to the Ban.

During the second quarter of 2017, investigations were conducted on behalf of the Tanzanian Government by two Tanzanian Government Presidential Committees, which have resulted in allegations of historical undeclared revenue and unpaid taxes being made against Acacia and its predecessor companies. Acacia considers these findings to be implausible and has fully refuted the findings of both Presidential Committees. Acacia has requested copies of the reports issued by the two Presidential Committees and called for independent verification of the findings, but has not yet received a response to these requests.

On July 4, 2017, Acacia’s subsidiaries, Bulyanhulu Gold Mine Limited (“BGML”), the owner of the Bulyanhulu mine, and Pangea Minerals Limited (“PML”), the owner of the Buzwagi mine, each commenced international arbitrations against the Government of Tanzania in accordance with the dispute resolution processes agreed by the Government of Tanzania in the Mineral Development Agreements (“MDAs”) with BGML and PML. These arbitrations remain ongoing.

In July 2017, Acacia received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority (the “TRA”) for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. These assessments are being disputed and the underlying allegations are included in the matters that have been referred to international arbitration.

In addition, following the end of the third quarter, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Interest and penalties represent the vast majority of the new assessments. The TRA has not provided Acacia with any explanations or reasons for the adjusted assessments, or with the TRA’s position on how the assessments have been calculated or why they have been issued. Acacia disputes these assessments and has requested supporting calculations, which have not yet been received. Acacia is objecting to these assessments and defending this matter through the Tanzanian tax appeals process.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the Tanzanian Government introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia. Acacia continues to monitor the impact of all new legislation in light of its MDAs with the Government of Tanzania. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports. Acacia is making these payments under protest, without prejudice to its legal rights under its MDAs.

Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government. Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this. During the third quarter of 2017, Barrick and the Government of Tanzania engaged in discussions for the potential resolution of the disputes. Acacia did not participate directly in these discussions as the Government of Tanzania had informed Barrick that it wished to continue dialogue solely with Barrick.

On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution

BARRICK YEAR-END 2018	155	NOTES TO FINANCIAL STATEMENTS

of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the Government of Tanzania include (i) the creation of a new Tanzanian company to manage Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the Government’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, staged over time, on terms to

37> SUBSEQUENT EVENTS

Randgold Resources Limited Merger

On September 24, 2018, we announced an agreement on the terms of a recommended share-for-share merger of Barrick and Randgold. The transaction closed on January 1, 2019, with Barrick acquiring 100% of the issued and outstanding Randgold shares. Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as be settled by the working group. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. Negotiations concerning the proposed framework remain ongoing and the definitive terms of any final proposal for the implementation of the framework remain outstanding. Such terms would be subject to review and approval by Acacia.

See note 12 of these Financial Statements for information related to income tax expenses recorded with respect to these matters and note 21 of these Financial Statements for impairment losses arising from these matters.

the acquirer. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration of the acquisition is $7.9 billion. We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019.

Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the Democratic Republic of Congo; Tongon in Côte d’Ivoire; Loulo-Gounkoto and Morila in Mali; and the Massawa project in Senegal. The following table includes the joint arrangement and entities other than 100% owned subsidiaries.

	Place of business	Entity type	Economic interest[1]	Method
Loulo	Mali	Subsidiary	80%	Consolidation
Gounkoto	Mali	Subsidiary	80%	Consolidation
Tongon	Côte d’Ivoire	Subsidiary	89.7%	Consolidation
Massawa Project	Senegal	Subsidiary	83.3%	Consolidation
Kibali	Democratic Republic of Congo	JV	45%	Equity Method
Morila	Mali	JV	40%	Equity Method
[1]	Unless otherwise noted, all of our joint arrangements are funded by contributions made by the parties sharing joint control in proportion to their economic interest.

As the transaction closed in January 2019, the initial allocation of the purchase price to the assets and liabilities acquired is not complete. The main areas under consideration are the values attributable to the mineral interests of each of the gold mines acquired and the calculation and allocation of goodwill arising from the transaction. We will disclose a preliminary purchase price allocation in our first quarter 2019 interim financial statements.

Acquisition related costs of approximately $37 million have been expensed and are presented as part of corporate development costs in exploration, evaluation & project expense.

BARRICK YEAR-END 2018	156	NOTES TO FINANCIAL STATEMENTS